EXHIBIT 99.1

TSX-V: MCLD NASDAQ: MCLD

mCloud

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

For the Years Ended December 31, 2021 and 2020

KPMG LLP

205 5th Avenue SW
Suite 3100

Calgary AB T2P 4B9
Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of mCloud Technologies Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of mCloud Technologies Corp., (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring net losses and cash used in operating activities, covenant violations and a net working capital deficiency as of December 31, 2021 that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019

Chartered Professional Accountants

Calgary, Canada April 4, 2022

mCloud Technologies Corp.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$4,588,057	$1,110,889
Trade and other receivables	6	14,566,975	12,312,814
Current portion of prepaid expenses and other assets	7	2,355,350	1,326,319
Current portion of long-term receivables	6	397,060	445,213
Total current assets		$21,907,442	$15,195,235
Non-current assets
Prepaid expenses and other assets	7	$622,577	$1,011,847
Long-term receivables	6	343,371	2,091,059
Right-of-use assets	8	916,028	3,660,717
Property and equipment	9	649,403	506,387
Intangible assets	10	20,585,833	27,766,839
Goodwill	10	27,081,795	27,086,727
Total non-current assets		$50,199,007	$62,123,576
Total assets		$72,106,449	$77,318,811
LIABILITIES
Current liabilities
Bank indebtedness	13	$3,460,109	$976,779
Trade payables and accrued liabilities	11	12,421,309	12,924,256
Deferred revenue	5	2,811,408	1,771,120
Current portion of loans and borrowings	12	12,447,939	3,431,251
Current portion of convertible debentures	14	22,185,170	–
Warrant liabilities	15	8,880,038	710,924
Current portion of lease liabilities	8	410,674	835,472
Current portion of other liabilities	16	–	6,003,838
Current portion of business acquisition payable	17	1,398,972	1,594,297
Total current liabilities		$64,015,619	$28,247,937
Non-current liabilities
Convertible debentures	14	$110,540	$19,534,988
Lease liabilities	8	634,798	3,109,604
Loans and borrowings	12	767,662	9,721,049
Deferred income tax liabilities	24	2,291,057	4,168,905
Other liabilities	16	–	232,577
Business acquisition payable	17	–	845,232
Total liabilities		$67,819,676	$65,860,292
EQUITY
Share capital	18	$118,195,363	$83,120,611
Contributed surplus		11,040,751	8,518,476
Accumulative other comprehensive income		1,571,998	1,669,596
Deficit		(130,016,073)	(85,686,366)
Total shareholders’ equity		$792,039	$7,622,317
Non-controlling interest	20	3,494,734	3,836,202
Total equity		$4,286,773	$11,458,519
Total liabilities and equity		$72,106,449	$77,318,811

Going concern (Note 2); Events after the reporting period (Note 32); Commitments and contingencies (Note 30)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors on April 4, 2022

“Russ McMeekin”	“Michael Allman”
Director	Director
1 | Consolidated Financial Statements

mCloud Technologies Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars except number of shares)

		Year ended December 31,
	Notes	2021	2020
Revenue	4, 5	$25,596,972	$26,928,439
Cost of sales		(9,683,748)	(10,281,922)
Gross profit		$15,913,224	$16,646,517
Expenses
Salaries, wages and benefits		$21,691,774	$20,885,044
Sales and marketing		1,377,255	1,536,420
Research and development		3,179,353	1,078,164
General and administration		8,538,854	5,741,872
Professional and consulting fees		9,085,436	8,886,341
Share-based compensation	19	1,867,915	1,454,235
Depreciation and amortization	8-10	8,924,812	6,778,100
Total expenses		$54,665,399	$46,360,176
Operating loss		$38,752,175	$29,713,659
Other expenses (income)
Finance costs	21	$8,618,794	$6,033,510
Foreign exchange loss (gain)		(267,294)	1,198,372
Business acquisition costs and other expenses		346,420	1,811,682
Fair value loss on derivatives	22	6,040,121	–
Other income	23	(7,126,097)	(2,932,342)
Loss before tax		$46,364,119	$35,824,881
Current tax expense (recovery)	24	157,303	(295,709)
Deferred tax recovery	24	(1,822,109)	(668,209)
Net loss for the year		$44,699,313	$34,860,963
Other comprehensive (income) loss
Foreign subsidiary translation differences		69,460	(1,209,006)
Comprehensive loss for the year		$44,768,773	$33,651,957

Net loss (income) for the year attributable to:
mCloud Technologies Corp. shareholders		$44,329,707	$36,870,267
Non-controlling interest		369,606	(2,009,304)
		$44,699,313	$34,860,963
Comprehensive loss (income) for the year attributable to:
mCloud Technologies Corp. shareholders		$44,427,305	$35,563,921
Non-controlling interest		341,468	(1,911,964)
		$44,768,773	$33,651,957

Loss per share attributable to mCloud shareholders - basic and diluted		$3.73	$5.07
Weighted average number of common shares outstanding - basic and diluted		11,898,183	7,272,464

The accompanying notes are an integral part of these consolidated financial statements.

2 | Consolidated Financial Statements

mCloud Technologies Corp.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholder’s Equity	Non-controlling Interest	Total Equity
Balance, December 31, 2020		9,168,416	$83,120,611	$8,518,476	$1,669,596	$(85,686,366)	$7,622,317	$3,836,202	$11,458,519
Share-based payments	19	–	–	1,867,915	–	–	1,867,915	–	1,867,915
RSUs exercised	19	71,190	337,104	(423,277)	–	–	(86,173)	–	(86,173)
Broker warrants issued	18(b)	–	–	294,894	–	–	294,894	–	294,894
Shares issued in public offering, net of costs	18(a)	2,300,000	12,395,918	–	–	–	12,395,918	–	12,395,918
Warrants issued in public offering, net of costs	18(a)	–	–	619,796	–	–	619,796	–	619,796
Shares issued in private placement	18(a)	75,676	420,000	–	–	–	420,000	–	420,000
Shares issued on 2021 Debentures conversion, net	18(a)	2,107,787	14,436,728	–	–	–	14,436,728	–	14,436,728
Shares issued in USD public offering, net of costs	18(a)	2,415,000	7,485,002	–	–	–	7,485,002	–	7,485,002
Underwriter warrants issued in USD public offering	18(b)	–	–	162,947	–	–	162,947	–	162,947
Net (loss) income for the year		–	–	–	–	(44,329,707)	(44,329,707)	(369,606)	(44,699,313)
Other comprehensive (loss) income for the year		–	–	–	(97,598)	–	(97,598)	28,138	(69,460)
Balance, December 31, 2021		16,138,069	$118,195,363	$11,040,751	$1,571,998	$(130,016,073)	$792,039	$3,494,734	$4,286,773

Balance, December 31, 2019		5,282,904	$45,368,745	$7,278,119	$363,250	$(48,816,099)	$4,194,015	$1,924,238	$6,118,253
Share-based payments		–	–	1,454,235	–	–	1,454,235	–	1,454,235
RSUs exercised		35,876	384,613	(529,006)	–	–	(144,393)	–	(144,393)
Stock options exercised		7,638	166,400	(96,400)	–	–	70,000	–	70,000
Warrants exercised		117,977	1,923,118	(427,426)	–	–	1,495,692	–	1,495,692
Shares issued in business combination - CSA	27	126,737	2,304,073	–	–	–	2,304,073	–	2,304,073
Shares issued in business combination - kanepi	28	867,631	5,882,547	–	–	–	5,882,547	–	5,882,547
Shares issued for transaction costs - kanepi	28	22,064	149,596	–	–	–	149,596	–	149,596
Shares issued for asset acquisition - AirFusion		66,667	820,000	–	–	–	820,000	–	820,000
Shares issued on conversion of 2019 debentures	14(b)	3,333	50,000	24,000	–	–	74,000	–	74,000
Issue of special warrants, net		–	–	12,217,171	–	–	12,217,171	–	12,217,171
Conversion of special warrants		1,222,063	12,217,171	(12,217,171)	–	–	–	–	–
Settlement of debt with RSUs		–	–	143,002	–	–	143,002	–	143,002
Shares issued in public offering, net of costs		1,415,526	13,854,348	671,952	–	–	14,526,300	–	14,526,300
Net (loss) income for the year		–	–	–	–	(36,870,267)	(36,870,267)	2,009,304	(34,860,963)
Other comprehensive (loss) income for the year		–	–	–	1,306,346	–	1,306,346	(97,340)	1,209,006
Balance, December 31, 2020		9,168,416	$83,120,611	$8,518,476	$1,669,596	$(85,686,366)	$7,622,317	$3,836,202	$11,458,519

The accompanying notes are an integral part of these consolidated financial statements.

3 | Consolidated Financial Statements

mCloud Technologies Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended December 31,
	Notes	2021	2020
Operating activities
Net loss		$(44,699,313)	$(34,860,963)
Items not affecting cash:
Depreciation and amortization	8-10	8,924,812	6,778,100
Share-based compensation	19	1,867,915	1,454,235
Finance costs	21	8,618,794	6,020,636
Fair value loss on derivatives	22	6,040,121	–
Other income	23	(2,675,671)	(92,535)
Provision for expected credit loss	26	1,159,742	223,129
Unrealized foreign currency exchange gain		(534,993)	1,034,501
Business acquisition costs		–	149,596
Current tax expense (recovery)	24	157,303	(295,709)
Deferred income tax recovery	24	(1,822,109)	(668,209)
Decrease in working capital	31	(1,988,521)	(904,212)
Interest paid		(3,377,851)	(3,535,805)
Taxes paid		–	(158,564)
Net cash used in operating activities		$(28,329,771)	$(24,855,800)

Investing activities
Acquisition of property and equipment	9	$(625,202)	$(127,688)
Acquisition of and expenditure on intangible assets	10	(438,725)	(809,764)
Acquisition of assets of AirFusion		–	(835,302)
Acquisition of business, net of cash acquired		–	(4,622,400)
Net cash used in investing activities		$(1,063,927)	$(6,395,154)

Financing activities
Payment of lease liabilities	8	$(1,095,327)	$(814,072)
Repayment of loans	12	(9,781,554)	(9,011,638)
Proceeds from loans and bank indebtedness, net of transaction costs	12, 13	13,752,698	8,726,766
Net repayments of bank indebtedness	13	(1,004,211)	(495,026)
Proceeds from issuance of shares, net of issuance costs	18(a)	20,300,920	14,526,300
Proceeds from issuance of convertible debentures, net of costs	11(b)	5,424,661	5,285,997
Proceeds from issuance of warrants, net of issuance costs	18(b)	5,415,864	12,217,171
Proceeds from the exercise of stock options, net of issuance costs		–	70,000
Proceeds from exercise of warrants, net		–	1,495,692
Income tax withholding on RSUs		(86,173)	(144,393)
Net cash provided by financing activities		$32,926,878	$31,856,797

Increase in cash and cash equivalents		$3,533,180	$605,843
Effect of exchange rate fluctuations on cash held		(56,012)	(24,144)
Cash and cash equivalents, beginning of period		1,110,889	529,190
Cash and cash equivalents, end of period		$4,588,057	$1,110,889

Supplemental cash flow information (Note 31)

The accompanying notes are an integral part of these consolidated financial statements.

4 | Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 1 - NATURE OF OPERATIONS

mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote monitoring.

The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8.

The Company met the listing requirements of the Nasdaq Stock Market LLC (“NASDAQ”) and received approval to be listed on November 23, 2021. On November 24, 2021, the Company’s shares began trading on the NASDAQ under the stock symbol MCLD in U.S. dollars (Note 32(b)). The Company’s shares also trade on the TSX.V trading in Canadian dollars under the symbol MCLD and on the OTCQB Venture Market under the symbol MCLDF.

NOTE 2 - BASIS OF ACCOUNTING

The consolidated financial statements include the accounts of mCloud, the ultimate parent of the consolidated group, and its subsidiaries and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2021.

These consolidated financial statements of the Company were approved by the Company’s Board of Directors and authorized for issue on April 4, 2022.

Basis of preparation

These consolidated financial statements were prepared on a going-concern basis, under the historical cost convention except for derivative financial instruments classified as at fair value through profit or loss. The Company’s accounting policies are described in Note 33 and these policies are consistently applied to all the periods presented.

The Company’s presentation currency is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements include the accounts of the Company and those of its subsidiaries which are entities over which the Company has control (Note 33(A)).

The Company has reclassified certain comparative figures in the consolidated financial statements to conform to the current year presentation. In addition to the Canadian dollar presentation, certain disclosures include the use of U.S. Dollars (“USD” or “US$”) in describing certain financing transactions.

Share consolidation

On November 19, 2021, the Company initiated a 3-to-1 consolidation of the Company’s issued and outstanding common shares which took effect at market opening on November 24, 2021. This share consolidation was approved by the Company’s shareholders in connection with the Company’s NASDAQ listing. The Company’s issued and outstanding convertible debentures, stock options, warrants and restricted share units were also subject to this share consolidation. The par value of the common shares was not adjusted as a result of this share consolidation. Accordingly, all share and per share amounts for the periods presented in these consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this share consolidation.

Going Concern

The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have impacted the Company. These measures required the Company to restrict deployment of technical services due to the in-person nature of these activities and delay the start of certain projects for a duration of the year. This negatively impacted the Company’s financial performance and liquidity position.

During the year ended December 31, 2021, the Company generated a net loss of $44,699,313 and negative cash flows from operating activities of $28,329,771. At December 31, 2021, the Company had a working capital deficiency of $42,108,177. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency.

5 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 2 - BASIS OF ACCOUNTING (continued)

Going Concern (continued)

The most significant cash outflows included in current liabilities include the repayment of the 2019 Convertible Debentures of $23,457,500 if not converted on or before May 31, 2022 (Note 14(a)); loans and borrowings of $11,763,697 including principal and interest payments; payment of trade and other payables of $12,421,309; and payments associated with leases of approximately $1,000,000.

While restrictions started to ease in the three months ended December 31, 2021, there is still uncertainly over how COVID-19 will impact the Company’s business and the timing of future revenues. Based on the Company’s liquidity position at the date of authorization of these consolidated financial statements and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet its financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of December 31, 2021, March 31, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, twelve months from the end of the reporting period. Management has considered in its assessment its plans for the repayment of the 2019 Convertible Debentures, the likelihood of repayment of the term loan which has been classified as current (Note 12), the likelihood that undrawn funds under the operating facility will be available (Note 13), the required cash principal and interest payments on indebtedness, and the likelihood of payments required under contingent consideration arrangements. Management also considered available funding under a US$15,000,000 promissory note executed on March 28, 2022, which includes a $5,000,000 loan which was funded on April 1, 2022 but for which its use is restricted (Note 32(a)) .

Management also considered cash inflows from current operations, expected government assistance in the form of wage and rent subsidies, and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions. Future debt and equity raises have been considered in determining that the going concern assumption remains appropriate.

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period.

Beginning in March 2020, the COVID-19 pandemic has had a substantial impact on economies around the world. As a result of the uncertainty associated with the unprecedented nature of the pandemic, certain of the Company’s significant assumptions may be impacted. Uncertain environments make estimating several items in the consolidated financial statements more challenging and are likely to result in more frequent changes in management’s expectations about the future. The long-term impact on the Company’s financial results and cash flows is unknown at this time. The Company has received government assistance in Canada, the United States and Australia to help temper the financial impact of COVID-19 (Note 23).

6 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(a) Critical judgements in applying accounting policies

Judgement is used in situations when there is a choice and/or assessment required by management. Information about judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements, are as follows:

Determination of control of subsidiaries

Judgement is required to determine when the Company has control of subsidiaries. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns. Despite owning no shares, or having any voting rights, the Company determined that it exercises control over Agnity Global, Inc. (“Agnity”) as the Company has the right to nominate a majority of the members of Agnity’s Operations Committee and therefore the right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. The Company has the right to receive royalty payments from Agnity on a monthly basis in perpetuity and the Company has credit risk with respect to the collectability of these royalty payments.

Assessment of indicators of impairment of goodwill, long-lived assets and intangible assets

Management reviews goodwill, depreciable long-lived assets and intangible assets for impairment triggers to determine if any events or changes in circumstances exist that would indicate that the carrying amount of an asset may not be recoverable over time. If impairment indicators exist, impairment assessments are conducted as the asset level or level of cash generating units (“CGUs”) as appropriate.

Leases

In measuring the Company’s leases judgement is required to determine the lease term of the contract including whether the Company is reasonably certain to exercise extension options where it is the lessee. A longer lease term results in a larger lease liability and right-of-use asset to be recognized by the Company and future changes in this lease term will result in modifications. In addition, estimates and assumptions are required to determine the incremental borrowing rate used to measure lease liabilities at inception of a lease.

Contingent consideration

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. At initial recognition at the date of a business combination and at the end of each reporting period, management also uses judgement to assess the likelihood of the occurrence of one or more future events which impacts the fair value of the contingent consideration .

(b) Key sources of estimation uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities and results of operations where a different estimate or assumption is used, are as follows:

Value of components for convertible debt and equity offerings

Management makes judgements related to the measurement of the fair value of the convertible debentures and equity offerings issued in the period, including the determination of the allocation of the proceeds between the components of the instrument. At inception of an instrument, the Company determines the value of each piece of the instrument and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes.

Determination of stand-alone selling price

The total transaction price of certain revenue contacts is allocated to each performance obligation on a relative stand-alone selling price (“SSP”) basis, representing the selling price as if it was sold separately. This is a formal process involving judgement which could impact the timing of recognized revenue. In most cases, the SSP is based on observable data. If the SSP is not directly observable, the amount is estimated using either the expected cost plus a margin or residual approach. The SSP for perpetual software licenses is highly variable and therefore the Company applies the residual approach (Note 33(C)).

7 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(b) Key sources of estimation uncertainty (continued)

Expected credit loss allowance and provision

The Company recognizes an amount equal to the lifetime expected credit loss (“ECL”) on trade and long-term receivables, other receivables, unbilled revenue and amounts due from related parties for which there has been a significant increase in credit risk since initial recognition. Loss allowances are measured based on historical experience and forecasted economic conditions. The amount of ECL is sensitive to changes in circumstances of forecast economic conditions.

Impairment of goodwill and other non-financial assets

Goodwill is reviewed annually on December 31 or more frequently if changes in circumstances indicate that the carrying value may be impaired. The Company completed its annual impairment testing at December 31, 2021 and determined there was no impairment. Determining whether an impairment has occurred requires the valuation of the recoverable amount of the CGUs as described in Note 10(b).

Share-based payment arrangements

The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to determine the fair value of stock options and other equity instruments where the goods and services cannot be valued. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial measurement date. Changes in assumptions used to estimate fair value could result in different outcomes.

Business combinations - purchase price allocation

The consideration transferred and acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition date. The estimate of fair value of the consideration transferred and acquired intangible assets (including goodwill), property and equipment, other assets and the liabilities assumed are based on estimates and assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Taxation

Calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

8 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to the CEO on a regular basis.

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Year ended December 31,
	2021	2020
Canada	$10,733,922	$13,832,691
United States	6,564,271	5,691,202
Japan	5,849,967	6,446,939
Australia	993,933	152,301
Other	1,454,879	805,306
Total revenue	$25,596,972	$26,928,439

The table below presents significant customers who accounted for greater than 10% of total revenues.

For the years ended December 31,	2021	2020
Customer A	Less than 10%	14%
Customer B	Less than 10%	13%
Customer C	11%	Less than 10%
Customer D	11%	Less than 10%

The Company’s non-current assets by country are as follows:

	December 31, 2021	December 31, 2020
Canada	$30,812,581	$37,966,772
Australia	10,372,410	11,731,960
United States	9,014,016	12,424,844
Total non-current assets	$50,199,007	$62,123,576

NOTE 5 - REVENUE

The Company’s operations and main revenue streams are those described in Note 33(C). All of the Company’s revenue is derived from contracts with customers. In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Year ended December 31,
	2021	2020
AssetCare initialization [1]	$1,250,181	$7,689,232
AssetCare over time [2]	23,461,748	12,809,054
Engineering services [3]	885,043	6,430,153
	$25,596,972	$26,928,439

[1]	Revenues from initial implementation and activation of AssetCare projects, including the sale of hardware.
[2]	Revenues include sales of subscriptions to AssetCare, other subscriptions, post contract support and maintenance, perpetual software licenses, and installation and engineering services.
[3]	Revenues includes consulting, implementation and integration services entered into on a time and materials basis or fixed fee basis without the use of AssetCare.

9 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 5 - REVENUE (continued)

	Year ended December 31,
Timing of revenue recognition	2021	2020
Over time	$24,422,749	$18,551,736
At a point in time upon completion	1,174,223	8,376,703
	$25,596,972	$26,928,439

Significant changes in unbilled revenue and deferred revenue balances are as follows:

	Unbilled revenue	Deferred revenue
Balance at December 31, 2019	$658,931	$1,138,281
Acquired in business combination	117,686	–
Additions	11,478,436	6,316,586
Less: transferred to trade and other receivables	(11,557,665)	–
Less: write-offs	(146,489)	–
Less: recognized in revenue	–	(5,612,896)
Less: applied to outstanding trade receivables	–	(30,586)
Effect of movement in exchange rates	3,841	(40,265)
Balance at December 31, 2020	$554,740	$1,771,120
Additions	7,470,881	10,616,893
Less: transferred to trade and other receivables	(7,269,579)	–
Less: recognized in revenue	–	(9,585,211)
Effect of movement in exchange rates	–	8,606
Balance at December 31, 2021 [1]	$756,042	$2,811,408

[1]	Unbilled revenue is included in trade and other receivables (Note 6) and relates to the Company’s right to consideration for work completed but not billed at the reporting date. Unbilled revenue is transferred to trade and other receivables when services are billed to customers.

NOTE 6 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	December 31, 2021	December 31, 2020
Trade receivables from contracts with customers	$14,204,320	$10,182,229
Unbilled revenue (Note 5)	756,042	554,740
Indirect taxes receivable	148,200	341,583
Income taxes receivable	2,217	594,036
Other receivables	919,954	961,714
Contract asset [1]	86,777	153,178
Loss allowance (Note 26(b))	(1,550,535)	(474,666)
Total trade and other receivables - current	$14,566,975	$12,312,814

[1]	At December 31, 2021, the total contract assets were $90,200 with the non-current portion of $3,423 included in other assets (December 31, 2020 - $314,894 total and $161,716 non-current). No new contract assets were recognized and amortization to cost of sales over the life of the contract assets continues to occur until June 30, 2023.

10 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 6 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES (continued)

Long-term receivables

Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over a period of time, ranging from one to three years, for performance obligations delivered upfront. For contracts where all performance obligations were completed except for monthly post contract and support maintenance, amounts due are included in trade receivables from contracts with customers.

	December 31, 2021	December 31, 2020
Current portion of long-term receivables [1]	$397,060	$445,213
Non-current portion of long-term receivables [2]	343,371	2,091,059
Total long-term receivables	$740,431	$2,536,272
[1]	Net of expected credit loss allowance of $95,064 at December 31, 2021 and $131,364 at December 31, 2020 (Note 26(b)).
[2]	Net of expected credit loss allowance of $61,619 at December 31, 2021 and nil at December 31, 2020 (Note 26(b)).

NOTE 7 - PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2021	December 31, 2020
Prepaid insurance	$348,063	$122,893
Advances	121,806	38,593
Deposits	862,338	189,734
Prepaid licenses	938,887	1,075,797
Prepaid services	505,448	292,552
Other prepaid costs	197,962	325,481
Other assets	3,423	293,116
Prepaid expenses and other assets	$2,977,927	$2,338,166

Current portion	$2,355,350	$1,326,319
Non-current portion	622,577	1,011,847
	$2,977,927	$2,338,166

11 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 8 - LEASES

The Company leases buildings for its office space, vehicles and other office equipment. The length of a lease depends on the location of the office, with leases generally ranging from three to five years with an option to renew the lease after that date. The majority of office leases require the payment of variable rent for operating costs and taxes which are not based on an index or rate and are recognized as rent expense. Lease payments for short-term leases and low-value assets are recognized as rent expense on a straight-line basis over the lease term. The maturity analysis of the undiscounted cash flows for lease liabilities is included in Note 26(a).

a)	Right-of-use assets

The following table presents the change in carrying amount of the Company’s right-of-use assets:

	Office	Equipment and Vehicles	Total
Balance at January 1, 2020	$3,976,173	$230,635	$4,206,808
Acquired right-of-use assets (Note 27, 28)	509,290	–	509,290
Additions to right-of-use assets	84,413	6,158	90,571
Depreciation charge for the year	(780,767)	(145,661)	(926,428)
Impact of lease modification	(221,590)	–	(221,590)
Effect of movement in exchange rates	2,648	(582)	2,066
Balance at December 31, 2020	$3,570,167	$90,550	$3,660,717
Depreciation charge for the year	(748,058)	(80,198)	(828,256)
Impact of lease modification	(1,924,504)	–	(1,924,504)
Effect of movement in exchange rates	8,122	(51)	8,071
Balance at December 31, 2021	$905,727	$10,301	$916,028

b)	Amounts recognized in consolidated statements of loss and comprehensive loss
	Year ended December 31,
	2021	2020
Accretion of lease liabilities included in finance costs	$137,272	$350,792
Depreciation of right-of-use assets [1]	828,256	926,429
Expense related to variable lease payments [2]	825,212	824,062
Expense related to short-term leases [2]	4,550	–
	$1,795,290	$2,101,283
[1]	Included in depreciation and amortization expense
[2]	Included in rent expense within general and administrative expense

c)	Amounts recognized in consolidated statements of cash flows
	Year ended December 31,
	2021	2020
Total cash outflows included in operating activities	$137,272	$350,792
Total cash outflows included in financing activities	$1,095,327	$814,072

12 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 9 - PROPERTY AND EQUIPMENT

	Office Furniture and Equipment	Leasehold Improvements	Computer Equipment	Total
Cost:
At January 1, 2020	$292,364	$376,589	$296,643	$965,596
Additions	30,543	–	97,145	127,688
Effect of movement in exchange rates	(917)	(1,351)	(6,964)	(9,232)
Balance at December 31, 2020	$321,990	$375,238	$386,824	$1,084,052
Additions	–	–	626,841	626,841
Disposals	(29,459)	(43,409)	(124,544)	(197,412)
Effect of movement in exchange rates	(504)	(744)	(4,588)	(5,836)
Balance at December 31, 2021	$292,027	$331,085	$884,533	$1,507,645

Accumulated depreciation:
At January 1, 2020	$43,818	$82,999	$128,227	$255,044
Depreciation	78,289	77,906	175,027	331,222
Effect of movement in exchange rates	(923)	(1,436)	(6,242)	(8,601)
Balance at December 31, 2020	$121,184	$159,469	$297,012	$577,665
Depreciation	75,117	73,864	336,765	485,746
Disposals	(29,458)	(43,409)	(123,240)	(196,107)
Other movements	6,746	–	(6,746)	–
Effect of movement in exchange rates	(505)	(744)	(7,813)	(9,062)
Balance at December 31, 2021	$173,084	$189,180	$495,978	$858,242

Carrying amounts:
Balance at December 31, 2020	$200,806	$215,769	$89,812	$506,387
Balance at December 31, 2021	$118,943	$141,905	$388,555	$649,403

13 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 10 - INTANGIBLE ASSETS AND GOODWILL

a)	Intangible assets
	Patents and trademarks	Customer relationships	Technology	Total
Cost:
At January 1, 2020	$182,658	$16,240,990	$11,755,982	$28,179,630
Additions	–	–	2,333,666	2,333,666
Acquisitions	–	3,434,334	3,846,189	7,280,523
Effect of movements in exchange rates	(2,957)	(38,494)	(32,016)	(73,467)
Balance at December 31, 2020	$179,701	$19,636,830	$17,903,821	$37,720,352
Additions	–	–	440,965	440,965
Effect of movement in exchange rates	(343)	(3,217)	1,556	(2,004)
Balance at December 31, 2021	$179,358	$19,633,613	$18,346,342	$38,159,313

Accumulated amortization and impairments:
At January 1, 2020	$84,583	$1,977,625	$2,446,333	$4,508,541
Amortization [1]	35,243	2,696,767	2,753,602	5,485,612
Effect of movements in exchange rates	(3,078)	(19,774)	(17,788)	(40,640)
Balance at December 31, 2020	$116,748	$4,654,618	$5,182,147	$9,953,513
Amortization [1]	32,073	3,099,234	4,479,503	7,610,810
Effect of movement in exchange rates	85	3,820	5,252	9,157
Balance at December 31, 2021	$148,906	$7,757,672	$9,666,902	$17,573,480

Carrying amounts:
Balance at December 31, 2020	$62,953	$14,982,212	$12,721,674	$27,766,839
Balance at December 31, 2021	$30,452	$11,875,941	$8,679,440	$20,585,833

[1]	Amortization charges are included in depreciation and amortization in the consolidated statements of loss and comprehensive loss.

b)	Goodwill

Goodwill is tested for impairment on an annual basis at December 31, and when there are indicators the carrying amount may be impaired. In reviewing indicators of impairment, the Company considers the relationship between its market capitalization and its book value, among other qualitative and quantitative factors. At December 31, 2021, the Company had two CGUs, mCloud Technologies Corp. and Agnity (December 31, 2020 - two CGUs). Goodwill is all allocated to mCloud Technologies Corp. as this CGU benefits from prior business combinations. Furthermore, the Company has no ownership of the Agnity CGU but instead 100% non-controlling interest and this CGU does not include goodwill. The carrying amount of goodwill is as follows:

	December 31, 2021	December 31, 2020
Opening balance	$27,086,727	$18,758,975
Acquisitions, business combinations (Note 27, 28)	–	8,405,341
Effect of movements in exchange rates	(4,932)	(77,589)
Total goodwill	$27,081,795	$27,086,727

The recoverable amount of the mCloud CGU was determined using fair value less costs of disposal (“FVLCD”) with reference to the market capitalization of the Company. The impairment test of goodwill at December 31, 2021, concluded that the recoverable amount exceeded the carrying amount of the CGU, including goodwill, and as such no goodwill impairment existed. At December 31, 2021, the enterprise value implied by market capitalization of the Company was $146,500,000 compared to a net asset carrying value of $36,160,000.

14 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Trade payables	$5,591,316	$5,903,789
Accrued liabilities	5,398,389	4,795,742
Interest payable	233,854	425,054
Mastercard facility (Note 13)	296,669	600,590
Due to related parties (Note 29)	265,074	846,228
Income taxes payable	266,753	21,752
Indirect taxes payable	150,577	242,703
Other	218,677	88,398
Total trade payables and accrued liabilities	$12,421,309	$12,924,256

NOTE 12 - LOANS AND BORROWINGS

The carrying value of loans and borrowings by entities controlled by the Company are as follows:

	December 31, 2021	December 31, 2020
Term loan	$9,275,683	$10,928,055
Nations Interbanc facility	2,639,143	1,137,360
Debenture payable to Industry Canada	26,412	76,227
Loan payable to related party [1]	335,860	318,428
Oracle financing [2]	826,418	427,250
Other loans and financing	112,085	264,980
Total [3]	$13,215,601	$13,152,300

Current	12,447,939	3,431,251
Non-current	767,662	9,721,049
	$13,215,601	$13,152,300
[1]	Loan assumed as part of CSA Acquisition (Note 27) which bears interest at 6% and matures in January 2023. Interest is payable annually and accrued interest is included in trade payables and accrued liabilities.
[2]	Financing arrangements provided by Oracle Credit Corporation (“Oracle”) bearing interest between 6.2% and 6.6%. Interest is due in quarterly installments with loans maturing in May 2023 and February 2024. During the year ended December 31, 2021, proceeds from additional funding received was $577,378 (December 31, 2020 - $495,944)
[3]	Note 31(b) includes the reconciliation of movements of liabilities to cash flows arising from financing activities.

Term loan

In 2019, a subsidiary of the Company, mCloud Technology Services Inc. (“MTS”), entered into a term loan facility with Fiera Private Debt Fund VI LP (“Fiera”, formerly Integrated Private Debt Fund VI LP) in the amount of $13,000,000. The term loan payments are blended payments of principal and interest until maturity in August 2026 and the loan is secured against the assets of MTS. The Company and certain subsidiaries are guarantors.

On November 9, 2021, the Company amended its term loan and amended the associated intercreditor agreement between Fiera, ATB Financial (“ATB”) and the Company. The intercreditor agreement determines the priority of security interests in the case of default, with Fiera having first priority on all assets other than accounts receivable (Note 13). The amendments to the term loan include: increase in interest rate from 6.85% to 7.5% per annum; certain changes to financial covenants which are applicable for the period from July 1, 2021 to December 31, 2022; and, the addition of two mCloud subsidiaries as additional guarantors.

15 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 12 - LOANS AND BORROWINGS (continued)

The principal amount of the loan and the maturity date of August 7, 2026 remained the same. During the year ended December 31, 2021 there were $2,343,036 of principal and interest payments made. A modification loss associated with this change in terms of $138,908 is included in finance costs in the consolidated statement of loss for the year ended December 31, 2021 with an offsetting increase in the carrying value of the term loan. Transaction costs of $191,310 were incurred and are netted against the carrying value of the term loan.

Breach of loan covenants

The term loan contains covenants with quarterly and quarter end metrics. For the quarter ended December 31, 2021, the Company did not meet certain minimum covenants and therefore the term loan is due on demand and has been classified as current until such time as the covenants are in compliance. For the quarter ended March 31, 2022, the Company continued not to meet certain minimum covenants and did not receive a waiver from the lender.

Nations Interbanc facility

Under a factoring and security agreement with Nations Interbanc (“Nations”), Agnity, an entity controlled by the Company, receives advances up to a maximum of US$2,000,000 at any one time from Nations for providing them the right to collect cash flows from factored accounts receivable and charges a fee for this service. This is a financing agreement and the accounts receivables factored still carry credit risk, are not sold, and are not derecognized from Agnity’s statement of financial position. Nations advances funds up to a value of 85% of the accounts receivables factored. Nations charges a factoring fee of 1.5% of the gross face invoice amount for the first 30 days and a daily proration of 0.06% per day thereafter. The amount of funds advanced varies and is dependent on the cash requirements of Agnity. During the year ended December 31, 2021, Nations advanced $9,246,693 and Agnity repaid $7,954,698 of this balance.

NOTE 13 - BANK INDEBTEDNESS

	December 31, 2021	December 31, 2020
ATB Financial revolving operating facility	$3,460,109	$–
Operating loan facility [1]	–	923,461
Bank overdraft [1]	–	53,318
Total	$3,460,109	$976,779
[1]	At December 31, 2020, the Company had access to an operating loan facility and Mastercard facility. On April 15, 2021, the operating loan facility was repaid. The Mastercard facility remains in place and at December 31, 2021, $296,669 was drawn (December 31, 2020 - $600,590) and this amount is included in trade payables and accrued liabilities on the consolidated statements of financial position. The bank overdraft at December 31, 2020 was repaid in October 2021.

ATB Financial Facility

On May 17, 2021, one of the Company’s subsidiaries executed a commitment letter for a $5,000,000 secured revolving operating facility with ATB which is a financial institution wholly owned by the Province of Alberta. The facility is available by way of a variety of instruments. On June 24, 2021, $2,500,000 was drawn which was the maximum amount under the intercreditor agreement with Fiera at that time. The facility is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due at the end of each month and may be prepaid without penalty.

On November 8, 2021, the Company and ATB amended the commitment letter between the parties governing the revolving operating facility. The amendment added an accordion feature which allows the Company to request ATB to increase the maximum principal amount of the facility from $5,000,000 to $10,000,000, funded in increments of $1,250,000, subject to certain requirements and approval from Fiera and ATB under an intercreditor agreement.

The facility is subject to certain reporting and financial covenants. The Company was in compliance with these covenants at December 31, 2021. The facility is secured against certain assets of the Company and its principal subsidiaries. In addition, the Company and certain of its subsidiaries have provided an unlimited guarantee for repayment of all amounts due under the facility. As part of the commitment letter amendment, the Company agreed to issue warrants to ATB (Note 15).

16 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 13 - BANK INDEBTEDNESS (continued)

On November 9, 2021, Fiera, ATB and the Company amended the intercreditor agreement which allows the Company to draw the full $5,000,000 of the facility subject to a limit which is equal to the lesser of $5,000,000 and the aggregate of eligible accounts receivable less priority payables as defined in the agreement. An additional $950,000 was drawn under the facility on November 12, 2021. At December 31, 2021, as a result of the Fiera covenant breach ATB has the ability to restrict further advances under the ATB facility.

NOTE 14 - CONVERTIBLE DEBENTURES

	December 31, 2021	December 31, 2020
2019 Convertible debentures liability (a)	$22,185,170	$19,534,988
2021 Convertible debentures liability (b)	69,034	–
2021 Convertible debentures embedded derivative (b)	41,506	–
Total	$22,295,710	$19,534,988

Current debentures	$22,185,170	$–
Non-current debentures	110,540	19,534,988
	$22,295,710	$19,534,988

a)	2019 Convertible debentures
	December 31, 2021	December 31, 2020
Opening balance	$19,767,472	$17,753,016
Conversion of debentures into common shares	–	(50,000)
Interest paid	(2,345,750)	(2,345,750)
Accreted interest at effective interest rate	4,958,927	4,410,206
Carrying amount of liability component	$22,380,649	$19,767,472
Less: interest payable	(195,479)	(232,484)
Total	$22,185,170	$19,534,988

In July 2019, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500. The 2019 Debentures bear interest at a rate of 10% per annum, paid quarterly, and mature on May 31, 2022, at which time the outstanding principal amount of $23,457,500 and any unpaid interest is repayable in cash if the 2019 Debentures have not been converted at the option of the holder or otherwise extinguished.

The principal amount of the 2019 Debentures is convertible into 1,563,833 units of the Company at the option of the holder at any time prior to maturity at a conversion price of $15.00 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $22.50 until June 2024.

b)	2021 Convertible debentures

Issuance of Convertible Debentures

On December 7, 2020, the Company commenced efforts to raise an aggregate of US$10,000,000 through a private placement offering (the “Offering”) of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture. At December 31, 2020, total proceeds of $5,285,997 (US$4,146,825) had been received associated with two tranches of the Offering; however, as the debenture certificates were not yet issued the proceeds were recorded as other liabilities in the consolidated statement of financial position at December 31, 2020 (Note 16).

The Offering closed in six tranches between December 7, 2020 and May 25, 2021 with total gross proceeds of $11,328,870 (US$8,884,000). Each tranche had a specific maturity date and USD conversion price which was set at the date of close. The conversion prices ranged between $4.11 (US$3.42) and $8.28 (US$6.60) depending on the tranche.

17 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - CONVERTIBLE DEBENTURES (continued)

b)	2021 Convertible debentures (continued)

Up until the date of conversion as described below under Conversion of Convertible Debentures, the maturity date of the 2021 Debentures was 36 months following the closing date of the applicable tranche. The principal amounts of the 2021 Debentures were convertible into common shares at the option of the holder at any time prior to maturity at the calculated conversion price stated in the debenture. The 2021 Debentures bore interest at 8% per annum, payable, at the option of the Company, in cash or common shares of the Company calculated in accordance with the debenture agreement which considered such factors as the price of the common stock on the TSX.V converted into USD at the date of record. The Company elected to pay all accrued interest in common shares which were issued on the conversion date.

On initial recognition, the 2021 Debentures included a host liability and embedded derivative conversion option. The fair value of the embedded derivative was determined first, with the residual amount of the total fair value of the convertible debentures allocated to the host liability. The host liability was classified as a financial liability recognized at amortized cost and the embedded derivative conversion option was an embedded derivative classified as fair value through profit or loss (“FVTPL”). The fair value measurement is further described in Note 25(b) - Financial Instruments under Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities.

Conversion of Convertible Debentures

On July 12, 2021, the Company announced that it had entered into Debt Conversion and Exchange Agreements (“Conversion Agreements”) with holders of more than 99.2% of the outstanding principal amount of the 2021 Debentures subject to a number of conditions including TSX.V approval. The Conversion Agreements provided for certain changes in terms including a reduced conversion price on certain tranches of the 2021 Debentures and the addition of a common share purchase warrant for each common share to be issued upon conversion.

On August 13, 2021, the Company received TSX.V approval and issued an aggregate of 2,107,787 common shares and 2,107,787 common share purchase warrants (Note 18(a)) to extinguish 99.2% of the principal and accrued interest thereon to the date of the Conversion Agreements.

The following reconciliation includes: (a) the original issuance of and accounting for the convertible debentures up to July 12, 2021; (b) the derecognition of the host liability and embedded derivative on July 12, 2021 as the change in terms of the agreement was determined to be a substantial modification and resulted in recognition of a new financial liability at this date; (c) the extinguishment of the amount due under the 2021 Debentures on August 13, 2021 in exchange for common shares and warrants; and (d) the accounting for the remaining debenture which was not converted. The warrants issued continue to be financial liabilities of the Company as further described in Note 15.

December 31, 2021
Proceeds from issue of convertible debentures	$11,328,870
Fair value adjustments (Note 22)	1,615,102
Total fair value of convertible debentures	$12,943,972
Less: fair value of embedded derivative	(5,060,776)
Less: transaction costs [1]	(660,604)
Carrying value of liability at inception	$7,222,592
Interest expense associated with liability	813,615
Debt extinguishment, including interest payable	(7,735,230)
Foreign exchange adjustments	(224,286)
$76,691
Less: accrued interest included in accrued liabilities	(7,657)
Carrying value of liability at end of period [2]	$69,034
[1]	Total transaction costs were $1,061,854 which include cash compensation paid to brokers and the value of 115,760 broker warrants issued. Transaction costs of $401,250 allocated to the embedded derivative portion of the convertible debentures were expensed in finance costs in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021.
[2]	Convertible debt in the principal amount of US$75,000 which matures January 2024, bears interest at 8% per annum and is convertible to the Company’s shares at a conversion price of $5.84 (US$4.59).
18 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - CONVERTIBLE DEBENTURES (continued)

b)	2021 Convertible debentures (continued)
December 31, 2021
Fair value of embedded derivative at inception	$5,060,776
Fair value decrease [1]	(784,261)
Derecognition of embedded derivative on conversion	(4,214,198)
Foreign exchange adjustments	(20,811)
Balance, embedded derivative	$41,506

1    The fair value of the embedded derivative is remeasured at the end of each reporting period and on conversion and recognized in fair value (gain) loss on derivatives in the consolidated statements of loss and comprehensive loss (Note 22).

NOTE 15 - WARRANT LIABILITIES

	December 31, 2021	December 31, 2020
Derivative warrant liabilities - 2021 Debentures (a)	$1,868,541	$–
Derivative warrant liabilities - USD equity financing (b)	6,106,596	–
Warrant liability related to business acquisition (c)	709,835	710,924
Other warrant liability (c)	195,066	–
Total, all current	$8,880,038	$710,924

Derivative warrant liabilities

The Company issued warrants in conjunction with debt and equity transactions. Certain of these warrants are classified as derivatives which are recognized as financial liabilities. The estimated fair value of the derivative warrant liabilities has been calculated using the Black-Scholes model. At the issuance date and each reporting date until warrants are exercised, the fair value of the liability is remeasured, with changes in the fair value recorded as gains or losses in the consolidated statements of loss and comprehensive loss.

In conjunction with the USD equity offering described at (b) below, the Company agreed to list the warrants issued as part of the unit offering on the NASDAQ. On February 15, 2022, these warrants commenced trading under the symbol MCLDW (Note 32(b)).

Derivative warrant liabilities are classified as a Level 3 fair value measurement as further described in Note 25. There were no exercises of the warrants described below since issuance.

a)	Warrants associated with 2021 Debentures

On August 13, 2021, the Company issued 2,107,787 common share purchase warrants in conjunction with the conversion and extinguishment of the 2021 Debentures (Note 14(b); 18(b)). The common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and mature in August 2024. The fair value of the warrants at August 13, 2021 was $5,947,689.

At December 31, 2021, the warrants were remeasured at a fair value of $1,868,541 and the Company recorded a gain on remeasurement since initial recognition of $4,177,825. The Black-Scholes model inputs and assumptions include:

	December 31, 2021	August 13, 2021
Share price at date of valuation	$6.18	$6.90
Exercise price	$8.74	$8.74
Risk free rate	0.88%	0.43%
Expected life (years)	2.62	3.00
Expected volatility [1]	45.0%	71.5%
Fair value per warrant [2]	$0.89	$2.82
[1]	Expected volatility at December 31, 2021 measured at implied volatility of traded warrants.
[2]	Considers a liquidity discount of 20% in determining the fair value per warrant as these warrants are not publicly traded.
19 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - WARRANT LIABILITIES (continued)

b)	Warrants associated with USD equity financing

On November 29, 2021, the Company issued 2,415,000 common share purchase warrants in conjunction with the November 2021 USD unit offering (Note 18). The common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$4.75 and mature five years after issuance. The fair value of the warrants at issuance was $5,302,004 (US$4,158,396) and at December 31, 2021, the remeasured fair value was $6,106,596. The Black-Scholes model inputs and assumptions include:

	December 31, 2021	November 29, 2021
Share price at date of valuation	$6.18	$5.70
Exercise price	$6.04	$6.05
Risk free rate	1.25%	1.18%
Expected life (years)	4.92	5.00
Expected volatility [1]	45.0%	45.0%
Fair value per warrant	$2.53	$2.19
[1]	Expected volatility at represents implied volatility of the Company’s traded warrants.

c)	Other warrant liabilities

Warrant liability related to business acquisition - Associated with the acquisition of Agnity, the Company assumed a warrant liability whereby the holder of the warrant has the option to convert the warrant into shares of Agnity, not the Company, by April 15, 2022, or receive a cash payment of US$552,250 at any time before the expiry of the warrant. The liability is measured at the Canadian dollar equivalent to its cash redemption amount which varies as a function of movements in exchange rates.

Warrant liability related to ATB Financial - At December 31, 2021, the Company had an obligation to issue warrants to ATB (Note 13). The fair value of the warrants was measured at the date the services were received in the amount of $195,066. On January 17, 2022, the Company issued 183,486 share purchase warrants to ATB to purchase an equivalent number of common shares of the Company at an exercise price of $5.45 per share, maturing one year from date of issuance (Note 32(b)).

NOTE 16 - OTHER LIABILITIES

	December 31, 2021	December 31, 2020
US Government loans	$–	$950,418
2021 Debentures subscriptions payable (Note 14(b))	–	5,285,997
Total	$–	$6,236,415

Current portion [1]	$–	$6,003,838
Non-current portion	–	232,577
	$–	$6,236,415
[1]	Includes US Government loans of $717,841 at December 31, 2020. These forgivable loans are considered to be government grants when there is reasonable assurance that they will be forgiven.

During the year ended December 31, 2021, the Company received two additional US Government loans as part of the Paycheck Protection Program (“PPP”) totaling $840,845 (US$668,689), each bearing interest at 1% per annum with maturity dates in February and May 2026. During the year ended December 31, 2020, the Company received four PPP US Government loans totaling $1,120,139 (US$805,246). A portion or the entirety of the amounts funded may be forgiven if all the funds are used for qualifying expenses which include payroll costs, rent and utility costs, and employment and compensation levels are maintained. The Company has used the entire loan amounts for qualifying expenses and as such expects these loans will be forgiven and no principal or interest payments will be made. During the year ended December 31, 2021, five government loans were forgiven resulting in $1,825,237 being included in other income (Note 23).

20 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 17 - BUSINESS ACQUISITION PAYABLE

	December 31, 2021	December 31, 2020
Opening balance	$2,439,529	$1,043,314
Contingent consideration changes related to CSA (Note 27)	(853,308)	879,066
Contingent consideration changes related to kanepi (Note 28)	(171,092)	568,638
Effect of foreign exchange differences	(16,157)	(51,489)
Total	1,398,972	2,439,529

Current portion	1,398,972	1,594,297
Non-current portion	–	845,232
	$1,398,972	$2,439,529

During the year ended December 31, 2021, the Company determined that the amount of the contingent consideration recognized at the date of acquisition of Construction Systems Associates, Inc. USA (“CSA”) would not be payable as the operational performance metrics were not achieved. In addition, the fair value of the contingent consideration recognized at the date of acquisition for kanepi Group Pty Ltd. and its subsidiaries (“kanepi”) was remeasured based on management’s estimate of the likelihood the performance metrics would be met by October 2022, resulting in a decrease in fair value and an offsetting amount recognized as other income.

At December 31, 2021, $383,368 of contingent consideration payable remains associated with the kanepi acquisition. The remaining balance of $1,015,604 relates to the acquisition consideration payable associated with the Field Diagnostic Services, Inc. (“FDSI”) acquisition completed in 2017.

NOTE 18 - SHARE CAPITAL

a)	Common shares

The Company has an unlimited number of authorized voting shares with no par value. The following is a summary of shares issued during the year ended December 31, 2021. The Company issued 71,190 common shares on exercise of Restricted Share Units (“RSUs”) (Note 19(b)).

Brokered public offering

On April 15, 2021, the Company closed a public offering of 2,300,000 units of the Company at a price of $6.30 per unit for aggregate gross proceeds of $14,490,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $8.55 for 36 months following closing subject to adjustment in certain events.

The public offering was brokered, and the underwriting agent received cash commissions of $1,014,300 or 7% of the gross proceeds under the offering. In addition, the Company also incurred $459,986 of share issuance costs in connection with the offering, for total net proceeds of $13,015,714. Net proceeds were allocated $12,395,918 to share capital with the residual of $619,796 allocated to warrants which is included in contributed surplus in the consolidated statement of changes in equity for the year ended December 31, 2021.

Non-brokered private placement offering

On August 13, 2021, the Company completed a non-brokered private placement, pursuant to a subscription agreement dated July 12, 2021, of 75,676 units of the Company at a unit price of $5.55 for gross proceeds of $420,000. Each unit consists of one common share and one share purchase warrant at an exercise price of $8.55 per common share with warrants expiring April 2024. Net proceeds of $420,000 were allocated fully to the common shares.

21 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 18 - SHARE CAPITAL (continued)

Conversion of 2021 Convertible Debentures

On August 13, 2021, the Company extinguished 99.2% of the principal and accrued interest of the 2021 Debentures (Note 14(b)). The principal and interest payable balance of converted debentures was settled by issuing an aggregate of 2,107,787 common shares and 2,107,787 common share purchase warrants. The value of the common shares at August 13, 2021, net of transaction costs was $14,436,728. See Note 15 for description of warrants issued.

USD Brokered public offering

On November 29, 2021, the Company closed a public offering of 2,100,000 units of the Company at US$4.50 per unit for aggregate gross proceeds of $12,040,198 (US$9,450,000) and net proceeds of $10,912,251 after underwriting discounts and commissions payable. On December 3, 2021, an additional 315,000 units, representing the over-allotment option under the offering, were issued for aggregate gross proceeds of $1,820,070 (US$1,417,450) and net proceeds of $1,674,464. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, a warrant share, at an exercise price of US$4.75 per warrant share for five years following closing subject to adjustment in certain circumstances. The common shares and the share purchase warrants were issued separately.

Gross proceeds were allocated $5,302,004 to the warrants with the residual of $8,558,264 allocated to share capital. Transaction costs of $1,738,087 associated with the issuance of the units were allocated proportionately with the allocation of gross proceeds with $1,073,262 net against share capital and $664,825 allocated to finance costs (Note 21).

The Company also issued warrants to the underwriter of the offering to purchase 126,000 common shares at an exercise price of US$4.95 which are exercisable to May 22, 2025. The fair value of these warrants of $162,947 were recorded to contributed surplus and are considered transaction costs of which a portion is expensed in the consolidated statements of loss and comprehensive loss.

In addition to the transaction costs associated with the issuance of the units, the Company incurred additional expenses related to the registration process and listing of its common shares on the NASDAQ which are included in general and administrative costs in the consolidated statements of loss and comprehensive loss.

Common shares in escrow

At December 31, 2021, the Company has 681,024 (December 31, 2020 - 1,674,284) common shares subject to escrow conditions resulting from business combinations and asset acquisitions in prior years. There were no additional common shares subject to escrow conditions added during the year ended December 31, 2021. Escrow restrictions will be released on 458,599 shares in the year ending December 31, 2022, and the remaining 222,425 shares in the year ending December 31, 2023.

b)	Warrants

The Company’s warrants outstanding at December 31, 2021 and 2020 are as follows and includes warrants classified as equity-settled and warrants classified as financial liabilities (Note 15):

	Number of Warrants	Weighted Average Exercise Price $
December 31, 2019	781,260	$13.80
Issued	2,433,081	13.72
Exercised	(1,228,935)	12.06
Expired	(53,880)	13.31
December 31, 2020	1,931,526	$14.82
Issued	7,140,223	7.64
Expired	(589,820)	13.97
December 31, 2021	8,481,929	$8.83

22 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 18 - SHARE CAPITAL (continued)

b)	Warrants (continued)

During the year ended December 31, 2021, the Company issued share purchase warrants in conjunction with the following transactions:

Equity classified warrants

•	115,760 warrants to brokers in connection with the issuance of the 2021 Debentures (Note 14(b)). Warrants issued to brokers are denominated in USD with exercise prices that range between $4.12 (US$3.42) and $8.28 (US$6.60) and are exercisable for 24 months with maturity dates ranging from December 2022 to May 2023.

The total fair value of warrants issued to brokers of $294,894 was calculated using the Black-Scholes model with the following weighted average inputs and assumptions: issue date share price of $6.39; exercise price of $5.85; risk-free rate of 0.26%; expected life of 1.88 years; expected volatility of 69%; and no expected dividends.

•	2,300,000 warrants in connection with the April 15, 2021 public offering (Note 18(a));
•	75,676 warrants in connection with the non-brokered private placement offering (Note 18(a)); and
•	126,000 warrants issued to the underwriter of the November 2021 USD public offering (Note 18(a)). The total fair value of warrants of $162,947 was calculated using the Black-Scholes model with the following inputs and assumptions: issue date share price of $5.70; exercise price of $6.31; risk-free rate of 1.04%; expected life of 3.48 years; expected volatility of 45%; and no expected dividends.

Derivative liability warrants

•	2,107,787 warrants in connection with the August 13, 2021, conversion and interest settlement of the majority of the 2021 Debentures (Note 14(b)); and
•	2,415,000 warrants in connection with the November 2021 USD public offering (Note 18(a); Note 15).

Warrants outstanding at December 31, 2021 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
June 2022	15.00	19,584
July 2022	14.25	525,114
December 2022	5.63	1,000
January 2023	5.72	37,400
January 2023	6.97	25,400
February 2023	7.80	8,000
March 2023	8.28	9,000
May 2023	4.12	34,960
April 2024	8.55	2,375,676
June 2024	22.50	3,333
August 2024	8.60	2,107,787
January 2025	16.20	611,027
May 2025	6.31	126,000
July 2025	14.25	182,648
November 2026	6.05	2,415,000
	$ 8.83	8,481,929

The weighted average remaining contractual life of outstanding warrants was 3.09 years at December 31, 2021 (December 31, 2020 - 2.29 years). Exercise prices for warrants denominated in USD as presented above were converted to the C$ equivalent exercise prices on the date of the applicable transaction.

23 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 19 - SHARE-BASED PAYMENT ARRANGEMENTS

The Company has an equity incentive plan (the “Plan”) which allows management to grant incentive stock options, non-statutory stock options, share appreciation rights, restricted share awards, restricted share unit awards, and other share awards to selected directors, employees, and consultants. A maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance under the Plan.

The Company recorded share-based compensation as follows.

	Year Ended December 31,
	2021	2020
Stock options (a)	$908,293	$677,452
Restricted share units (b)	959,622	776,783
Total	$1,867,915	$1,454,235

a)	Stock Options

The board of directors or designated committee set the terms of the share-based payment arrangements under the Plan; however, the general terms of stock options are as follows. The options have a maximum term of 10 years and vest as to 33% on each anniversary date of the date of grant over three years. In limited cases, options vest immediately. For the majority of grants, the exercise price is equal to the closing price of the Company’s common shares on the grant date. On the date the option holder ceases to be employed, vested options are exercisable for a period of three months following that date, and unvested options are forfeited. Compensation is recognized on a graded vesting basis over the vesting period.

Movement in the number of stock options outstanding and their related weighted-average exercise prices were as follows:

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	2021	2021	2020	2020
Outstanding at January 1	423,303	$11.01	349,657	$11.48
Granted	487,775	7.10	153,828	9.99
Exercised	–	–	(7,639)	10.50
Forfeited	(40,088)	9.87	(32,777)	11.52
Expired	(4,201)	11.03	(6,433)	10.67
Cancelled	–	–	(33,333)	10.50
Outstanding at December 31	866,789	$8.81	423,303	$11.01
Exercisable at December 31	275,473	$11.10	161,244	$11.70

No options were exercised in the year ended December 31, 2021. The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2020 was $10.50.

24 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 19 - SHARE-BASED PAYMENT ARRANGEMENTS (continued)

a)	Stock Options (continued)

The following summarizes information about the Company’s stock options outstanding at December 31, 2021:

	Options Outstanding			Options exercisable
Range of prices	Number	Weighted average exercise price	Weighted average life (years)	Number	Weighted average exercise price
$5.27 - $8.70	506,502	$6.88	9.0	25,389	$6.56
$9.60 - $10.95	200,706	$10.67	4.9	138,622	$10.57
$11.10 - $12.54	104,303	$11.78	6.1	71,461	$11.78
$12.60 - $18.60	55,278	$14.11	6.4	40,001	$14.59
	866,789	$8.81	7.5	275,473	$11.10

At December 31, 2021, if all exercisable options were exercised total cash received would be $3,057,750 (December 31, 2020 - $1,886,555). Unrecognized share-based compensation expense related to unvested stock options granted was $1,824,812 at December 31, 2021 (December 31, 2020 - $710,934).

Measurement of fair values for equity-settled arrangements

The weighted average fair value of stock options granted during the year ended December 31, 2021 of $4.25 per option, or $2,061,007 (December 31, 2020 - $4.54 per option or $698,949) was calculated at the grant date using the Black-Scholes model with the following weighted average assumptions and inputs.

	2021	2020
Grant date share price	$7.00	$8.93
Exercise price	$7.10	$9.74
Risk-free rate	1.32%	0.36%
Expected life, years	6.2 years	5.0 years
Expected volatility	75%	66%
Expected dividends	–%	–%
Forfeiture rate	7%	–%

Expected volatility is based on an evaluation of the historical volatility of the Company’s share prices since the Company commenced trading which is a reasonable approximation of the volatility over the expected term of the stock option. The expected term of the options has been based on historical experience and general option holder behavior. The forfeiture rate reflects the anticipated level of forfeitures of options in the future.

b)	Restricted Share Units (“RSUs”)

RSUs are granted to directors, employees and consultants and each RSU entitles the holder to one common share at the end of the vesting period. RSUs have various terms ranging from immediate vesting to vesting on either the first, second or third anniversary of the grant date, or as to 33% on each anniversary date of the grant over three years. Compensation is recognized on a graded vesting basis over the vesting period. The Company issues common shares to the RSU holder equal to the number of vested RSUs at the RSU holders’ request.

25 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 19 - SHARE-BASED PAYMENT ARRANGEMENTS (continued)

b)	Restricted Share Units (continued)

The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company. A continuity of RSUs is as follows:

Number of RSUs	2021	2020
Outstanding at January 1	222,222	151,790
Granted	73,164	123,797
Exercised [1]	(71,190)	(35,877)
Forfeited	(7,074)	(3,332)
Withheld [1]	(8,448)	(14,156)
Outstanding at December 31	208,674	222,222
Exercisable at December 31	115,468	33,516
[1]	71,190 common shares issued on exercise of 79,638 RSUs at a weighted average grant date exercise price of $8.87. Certain RSU holders elected for RSUs exercised to be settled net of any tax withholding obligations.

The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSUs granted in the year ended December 31, 2021 was $528,028 (December 31, 2020 - $1,069,042). Unrecognized share-based compensation expense related to unvested RSUs was $277,686 at December 31, 2021 (December 31, 2020 - $807,830).

NOTE 20 - NON-CONTROLLING INTEREST

In April 2019, the Company obtained control over Agnity and its subsidiaries via a business combination and the non-controlling interest (“NCI”) was measured at 100% of the acquired net identifiable assets of Agnity at the date of acquisition. Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. Having control of Agnity has enabled the Company to gain access to Agnity’s patented technology and its customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe are assured of connectivity, supported by Agnity telecommunication solutions.

The movement in the equity attributable to the non-controlling interest in the Company is detailed in the consolidated statements of changes in equity. There was no change to the non-controlling interest percentage in the years ended December 31, 2021 or 2020.

26 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 20 - NON-CONTROLLING INTEREST (continued)

The following table summarizes the information relating to Agnity, before any intercompany eliminations.

	December 31, 2021	December 31, 2020
NCI percentage	100%	100%
Current assets	$11,906,502	$7,778,252
Non-current assets	10,320,732	11,362,870
Current liabilities	(7,341,257)	(5,318,366)
Non-current liabilities	(226,583)	(820,848)
Net assets attributable to NCI	$14,659,394	$13,001,908

For the years ended	December 31, 2021	December 31, 2020
Revenue	$11,192,716	$11,215,876
Income (loss) allocated to NCI	(369,606)	2,009,304
Other comprehensive income allocated to NCI	28,138	(97,340)
Total comprehensive (loss) income attributable to NCI	$(341,468)	$1,911,964

Cash flows used in operating activities	$(1,859,900)	(405,548)
Cash flows used in investing activities	(578,483)	–
Cash flows provided by financing activities	2,081,137	655,347
Foreign exchange impact on cash held in USD	(6,383)	155,274
Net (decrease) increase in cash and cash equivalents	$(363,629)	$405,073

NOTE 21 - FINANCE COSTS

	Year Ended December 31,
	2021	2020
Interest on loans and borrowings (Note 12)	$1,179,234	$1,272,512
Interest on convertible debentures (Note 14)	5,740,346	4,410,206
Interest on lease liabilities (Note 8)	137,245	350,792
Transaction costs expensed [1]	1,471,219	–
Other finance costs	90,750	–
Total finance costs	$8,618,794	$6,033,510
[1]	Transaction costs include costs incurred associated with financing or equity transactions that are not otherwise netted against the debt or equity instrument. The majority of costs are associated with the USD brokered public offering (Note 18(a)), the 2021 Debentures (Note 14(b)), the Fiera term loan amendment (Note 12) and the ATB facility amendment (Note 13).

NOTE 22 - FAIR VALUE LOSS (GAIN ) ON DERIVATIVES

Year Ended December 31,
2021
Gain on embedded derivatives [1]	$(784,261)
Deferred charge loss [1]	1,615,102
Loss on substantial modification and conversion [1]	8,571,881
Gain on warrant liability remeasurement (Note 15) [2]	(3,362,601)
Total	$6,040,121
[1]	Associated with the 2021 Debentures (Note 14(b)) of which the majority is realized at December 31, 2021.
[2]	Change in fair value unrealized (Note 25).
27 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 23 - OTHER INCOME

	Year Ended December 31,
	2021	2020
Government assistance [1]	$(4,201,822)	$(2,775,677)
US Government loan forgiveness [2] (Note 16)	(1,825,237)	(124,507)
Derecognition of contingent consideration (Note 17)	(1,010,024)	–
Other	(89,014)	(32,158)
Total other income	$(7,126,097)	$(2,932,342)
[1]	Majority represents amounts received from the Canadian Government for wage and rental subsidies associated with COVID-19. The amount of government assistance available is dependent on the programs in place and the Company’s eligibility for these programs.
[2]	Includes other income recognized as below market interest rate benefit.

NOTE 24 - INCOME TAXES

a)	Amounts recognized in net loss
	Year Ended December 31,
	2021	2020
Current tax expense
Current year	157,303	(295,709)
Changes in estimates related to prior years	–	–
	157,303	(295,709)
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(13,161,689)	(10,744,803)
Adjustment of prior years	11,339,580	10,076,594
	(1,822,109)	(668,209)
Tax expense (recovery)	$(1,664,806)	$(963,918)

28 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 24 - INCOME TAXES (continued)

b)	Reconciliation of effective tax rate

The following table is a reconciliation of income tax expense (recovery), at the Canadian income tax rate and the amount of reported income tax recovery in the consolidated statements of loss and comprehensive loss. The Company’s operations are subject to income taxes primarily in Canada and the United States.

	Year Ended December 31,
	2021	2020
Loss before taxes	$(46,364,119)	$(35,824,882)
Statutory income tax rate [1]	27%	27%
Income tax recovery at statutory rate	(12,518,312)	(9,672,718)
Increase (decrease) in taxes resulting from:
Change in deferred tax assets not recognized	11,339,580	10,076,594
Foreign tax rate and other foreign tax differences	(2,089,761)	(2,293,503)
Change in enacted rates	608,064	(58,050)
Share issuance costs and other	(828,082)	126,247
Non-deductible transaction costs	38,776	424,828
Other non-deductible items	1,784,929	432,684
Tax expense (recovery)	$(1,664,806)	$(963,918)
[1]	Comprised of the Canadian Federal effective corporate tax rate of 15.0% and blended provincial tax rates.

c)	Movement in deferred tax balances

The significant components of the Company’s deferred income tax asset (liabilities) are as follows:

	At December 31, 2020	Recovery/ (expense) through earnings	Recovery/ (expense) through equity	Recovery/ (expense) through OCI	At December 31, 2021
Property and equipment	$261,661	$(195,977)	$–	$2,575	$68,259
Intangible assets	(5,012,355)	1,415,370	–	73,801	(3,523,184)
Loans and accrued liabilities	(1,714,850)	1,471,654	–	(1,816)	(245,012)
Share issuance costs	27,453	25,467	–	–	52,920
Foreign exchange	–	(6,765)	–	24	(6,741)
Non-capital losses/net operating losses	2,269,186	(887,640)	–	(18,845)	1,362,701
Total	$(4,168,905)	$1,822,109	$–	$55,739	$(2,291,057)

	At December 31, 2019	Acquired in business combinations	Recovery/ (expense) through earnings	Recovery/ (expense) through equity	Recovery/ (expense) through OCI	At December 31, 2020

Property and equipment	$–	$(376)	$263,436	$–	$(1,399)	$261,661
Intangible assets	(5,321,008)	(1,136,429)	1,280,692	–	164,390	(5,012,355)
Loans and accrued liabilities	(1,696,435)	–	(41,233)	24,000	(1,182)	(1,714,850)
Share issuance costs	–	–	27,453	–	–	27,453
Foreign exchange	(39,532)	–	39,532	–	–	0
Non-capital losses/net operating losses	3,202,361	–	(901,672)	–	(31,503)	2,269,186
Total	$(3,854,614)	$(1,136,805)	$668,208	$24,000	$130,306	$(4,168,905)

29 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 24 - INCOME TAXES (continued)

d)	Deferred tax assets not recognized and tax losses carried forward

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available against which the Company can utilize the benefits of the deductible temporary differences and unused tax losses. Deductible temporary differences and unused tax losses for which a future benefit has not been recognized as a deferred tax asset include the following:

	Year Ended December 31,
	2021	2020
Net operating losses - United States	$77,415,498	$55,395,751
Non-capital losses - Canada	68,018,286	45,619,846
Foreign tax losses	157,602	865,599
Investment tax credits and research and development expenditures	6,603,163	6,603,287
Property and equipment	948,765	753,467
Share issuance costs	6,510,677	1,282,965
Other	2,046,890	1,922,194
	$161,700,881	$112,443,109

The Company has net operating losses of approximately US$60.8 million and non-capital losses of approximately $70.2 million (2020: US$44.1 million and $49.6 million) which are available to reduce future year's taxable income in the United States and Canada, respectively. The net operating losses will start expiring in 2029 while the non-capital losses will start expiring in 2027 if not utilized.

The Company has foreign tax losses in various jurisdictions of approximately $2.3 million (2020 - $1.2 million) which are available to reduce future year’s taxable income in their respective countries. The losses have expiry dates ranging from five years to indefinite life. The investment tax credit balance is $500,000 (2020 - $500,000) which is available to reduce future year’s taxes payable in Canada. The investment tax credits begin to expire in 2022 if not utilized.

Management estimates future income using forecasts based on the best available current information. No deferred tax liability has been recognized at December 31, 2021 or December 31, 2020 on temporary differences associated with earnings retained in the Company's investments in foreign subsidiaries in which it has an equity percentage. The Company is able to control the timing of the reversal of these differences and currently has no plans in the foreseeable future to repatriate any funds in excess of its foreign investment.

30 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 25 - FINANCIAL INSTRUMENTS

a)	Classification and measurement of financial assets and liabilities by category

The following represents the carrying values of the financial assets and liabilities of the Company and the associated measurement basis for each balance.

Financial assets	Measurement basis	December 31, 2021	December 31, 2020
Cash and cash equivalents	Amortized cost	$4,588,057	$1,110,889
Trade and other receivables [1]	Amortized cost	14,329,781	11,224,017
Long-term receivables	Amortized cost	740,431	2,536,272
Derivative asset	FVTPL	–	131,400
		$19,658,269	$15,002,578

Financial liabilities
Bank indebtedness	Amortized cost	$3,460,109	$976,779
Trade payables and accrued liabilities [1]	Amortized cost	12,003,979	12,693,256
Loans and borrowings	Amortized cost	13,215,601	13,152,300
Lease liabilities [2]	Amortized cost	1,045,472	3,945,076
2019 Debentures - host liability [3]	Amortized cost	22,185,170	19,534,988
2021 Debentures - host liability [3]	Amortized cost	69,034	–
2021 Debentures embedded derivative	FVTPL	41,506	–
Warrant liability - business acquisition	FVTPL	709,835	710,924
Warrant liabilities - derivatives (Note 15)	FVTPL	7,975,137	–
Business acquisition payable	Amortized cost	1,398,972	2,439,529
Other liabilities	Amortized cost	–	6,236,415
		$62,104,815	$59,689,267
[1]	Excludes amounts for indirect taxes, income taxes and contract asset, where applicable. Note 26 describes credit risk associated with trade receivables including reconciliation of expected credit loss allowance.
[2]	Lease liabilities are not subject to classification in the fair value hierarchy.
[3]	2019 Debentures (Note 14(a)) and 2021 Debentures host liability (Note 14(b)).

Financial instruments not measured at fair value

The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant changes in credit and market interest rates since origination date.

b)	Measurement of fair value

The fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities (Note 33(L)). At December 31, 2021 and 2020, there were no financial assets or financial liabilities measured and recognized at fair value on a non-recurring basis subsequent to initial recognition.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the year ended December 31, 2021, subscriptions payable included in other liabilities of $5,285,997 were transferred from Level 2 to Level 3 on issuance of the 2021 Debentures, of which only $110,540 remain at December 31, 2021 (Note 14(b)). There were no other transfers between levels during the year ended December 31, 2021.

31 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 25 - FINANCIAL INSTRUMENTS (continued)

b)	Measurement of fair value (continued)

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The measurement of Level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. The fair value of long-term receivables is based on the present value considering the expected time of collection of the long-term contracts.

The fair value of loans and borrowings approximates their carrying value and has been determined by discounting the contractual cash flows using implied yields of obligations with similar credit risk and maturities. The fair value of the host liability for the 2019 Debentures approximates the carrying value and the fair value was initially calculated using a discount rate of 25% for an equivalent, non-convertible loan at the date of issue. The warrant liability associated with a previous business combination is measured based on the amount of cash that is payable in certain circumstances. A portion of other liabilities at December 31, 2020, represent subscriptions payable and the carrying amount of these balances approximates fair value.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities

2021 Debentures

The fair value of the entire financial instrument associated with the 2021 Debentures was determined using a partial differential equation model for convertible debt which considered that the convertible debt consists of two components, each having different default risks. The model calculates the value based on key inputs, which impact the value of the convertible debt including: yield to maturity, principal and coupon payments, share price, exercise price, volatility, term, risk free rates and dividends. The risk adjusted discount rate was applied in determining yield to maturity and this is the most significant unobservable input, and the estimated fair value would increase (decrease) if the risk-adjusted discount rate were lower (higher).

The 2021 Debentures include an embedded derivative for the conversion option. The fair value of the embedded derivative was determined using the same methodology as above adjusted for the nature of the instrument. The embedded derivative includes a foreign currency component which reflects the foreign exchange exposure to convert a USD denominated liability to common shares which are denominated in Canadian dollars. The fair value of the embedded derivative was determined first with the residual of the total fair value of the instrument allocated to the host debt. The embedded derivative will be remeasured at each period end with changes in the fair value recognized in the consolidated statements of loss and comprehensive loss.

The Company determined that at the initial recognition date, which was the date of issuance of the debentures, that the fair value of the financial instruments was in excess of the transaction price for tranches one through five (i.e., the fair value of the proceeds received) and the fair value of the tranche six financial instrument was equal to the proceeds received. There were fluctuations in the fair value inputs that arose in the period between the closing of tranches one through five of the Offering and the date of the actual issuance of the debenture certificates. As such the difference between the fair value and transaction price was deferred at initial recognition and the deferred difference was recognized as a loss as factors including the passage of time were met which required recognition. The reconciliation of the opening to closing balances associated with the 2021 Debentures is presented in Note 14(b) including fair value changes.

The 2021 Debentures were derecognized at July 12, 2021 (with the exception of the US$75,000 principal balance which did not convert) as the instruments were substantially modified, and a new financial liability measured at FVTPL was recognized. The fair value was based on the price of common shares at July 12, 2021 and the warrant value was determined using the Black-Scholes model. These instruments were remeasured directly before conversion to equity. The remaining instruments are warrant liabilities as described following.

Warrant liabilities

With the exception of the warrant liability associated with a previous acquisition, the fair value of warrant liabilities is measured on a recurring basis using the Black-Scholes model based on the quoted price of the Company’s common stock in an active market, expected volatility, expected life and risk-free rate (Note 15).

32 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 25 - FINANCIAL INSTRUMENTS (continued)

b)	Measurement of fair value (continued)

Business acquisition payable

The business acquisition payable consists of contingent consideration payable, the values of which were determined using a discounted cash flow model based on the present value of probability weighted average amount of expected payments discounted at an appropriate discount rate. The reconciliation of the opening to closing balances for Level 3 fair values are presented in Note 17.

NOTE 26 - CAPITAL AND RISK MANAGEMENT

Capital and Risk Management

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions including the impact of the ongoing pandemic, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

The Company is exposed to a variety of financial risks by virtue of its activities: liquidity risk, credit risk, interest rate risk and currency risk. The Board of Directors has overall responsibility for the determination of the Company’s capital and risk management objectives and policies while retaining ultimate responsibility for them. The Company’s overall capital and risk management program has not changed throughout the year. It focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

The Company’s risks related to financial instruments and the Company’s strategy to manage risks, are described below.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet expected operating requirements. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs where possible and applying for any available government COVID-19 support to support its business. The Company also engaged in fundraising activities throughout the year. Cash and cash equivalents as at December 31, 2021 were $4,588,057 (December 31, 2020 - $1,110,889).

Total working capital deficit increased to $42,108,177 at December 31, 2021 from $13,052,702 at December 31, 2020. Current assets increased by $6,712,207 at December 31, 2021 from December 31, 2020, the majority of which are increases in cash and cash equivalents and trade and other receivables. Current liabilities increased by $35,767,682 at December 31, 2021 from December 31, 2020; however, management anticipates a portion of this amount will not be paid in cash due to the nature of the instruments as detailed in the table following. Liquidity risk has increased during the year ended December 31, 2021, and current liquidity levels are not adequate to fund the working capital deficiency at December 31, 2021. The Company anticipates it will need additional financing to meet its current and future demands and the Company is in the process of securing additional financing; however, a material uncertainty exists that may cast doubt on the Company’s ability to continue as a going concern (Note 2).

33 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 26 - CAPITAL AND RISK MANAGEMENT (continued)

a)	Liquidity risk (continued)

Maturities of financial liabilities

The Company’s carrying values of financial liabilities and the contractual undiscounted cash flows associated with these liabilities broken into relevant maturity grouping based on their contractual maturities are as follows:

At December 31, 2021		Undiscounted Contractual Cash Flows
	Carrying Amount	< 1 year	1 - 2 years	> 2 years	Total
Bank indebtedness [1]	$3,460,109	$3,460,109	$–	$–	$3,460,109
Trade payables and accrued liabilities	12,421,309	12,421,309	–	–	12,421,309
Loans and borrowings [2]	13,215,601	11,763,697	786,123	–	12,549,820
Lease liabilities [3]	1,045,472	521,506	534,241	179,281	1,235,028
2019 Debentures	22,185,170	24,630,375	–	–	24,630,375
2021 Debentures	110,540	7,635	103,073	–	110,708
Warrant liabilities [4]	8,880,038	709,835	–	–	709,835
Business acquisition payable	1,398,972	1,398,972	–	–	1,398,972
	$62,717,211	$54,913,438	$1,423,437	$179,281	$56,516,156

[1]	No contractual maturity. Excludes interest charged on facility as detailed in Note 13.
[2]	Includes term loan with a carrying value of $9,275,683 classified as current due to covenant breach. Assuming term loan is repaid in accordance with agreement to maturity, the undiscounted contractual cash flows for loans and borrowings would be $2,933,739, $5,472,193, and $4,143,888 , respectively for the periods presented above.
[3]	Variable costs due under leases not included in this amount. Minimum payment related to leases which have not yet commenced are not included in this amount. See Note 30.
[4]	Majority of liability will be settled by issuing common shares of the Company when warrants are exercised during the year. The remaining amount may be settled in cash or common shares of Agnity (Note 15).

As at December 31, 2020		Undiscounted Contractual Cash Flows
	Carrying Amount	< 1 year	1 - 2 years	> 2 years	Total
Bank indebtedness	$976,779	$976,779	$–	$–	$976,779
Trade payables and accrued liabilities	12,924,256	12,924,256	–	–	12,924,256
Loans and borrowings	13,152,300	4,248,351	2,617,443	8,796,757	15,662,551
Lease liabilities	3,945,076	1,131,528	939,108	2,815,695	4,886,331
2019 Debentures	19,534,988	2,350,750	24,629,655	–	26,980,405
Warrant liabilities	710,924	710,924	–	–	710,924
Business acquisition payable	2,439,529	1,594,297	845,232	–	2,439,529
Other liabilities	6,236,415	6,003,838	232,577	–	6,236,415
	$59,920,267	$29,940,723	$29,264,015	$11,612,452	$70,817,190

b)	Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Credit risk is limited to the following instruments and the Company’s maximum exposure to credit risk is the carrying value of the financial assets (Note 25(a)).

The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the creditworthiness of its customers by performing background checks on all new customers. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

34 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 26 - CAPITAL AND RISK MANAGEMENT (continued)

b)	Credit risk (continued)

Provisions for outstanding balances are established based on forward-looking information and revised when there are changes in circumstances that would create doubt over the receipt of funds. Such reviews are conducted on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. Accounts receivable amounts are completely written off once management determines the probability of collection to be remote.

Trade and other receivables, unbilled revenue and long-term receivables are from individual customers and are not assessed based on external credit rating agencies. The Company uses a provision matrix to measure the lifetime expected credit loss (“ECL”) of these balances. Receivables are grouped based on similar credit risk profiles and days past due. Loss rates are based on actual credit loss experience and reflect the forward looking conditions over the expected life of the receivable. As of December 31, 2021, substantially all of the Company’s trade receivables were outstanding for less than 60 days and a loss rate of 1% was applied in determining the ECL. The majority of the ECL is based on specific provisions related to specific customers.

The movement in the ECL allowance related to trade receivables and long-term receivables was as follows (Note 6):

	December 31, 2021	December 31, 2020
Beginning balance	$606,030	$382,901
Increase in loss allowance	1,162,537	443,961
Amounts written off during the year as uncollectible	(65,930)	(220,832)
Effects of movement in exchange rates	4,581	–
Total	$1,707,218	$606,030

c)	Market risk

Market risk is the risk that changes in market prices such as interest rates or foreign exchange rates will affect the Company’s results or value as a result of holding these financial instruments. The object of market risk management is to manage and control market risk exposures within acceptable parameters given the nature of the business.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its credit facility and as this instrument is subject to variable rate interest. Management does not believe interest rate risk is currently material to its business.

Foreign currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates and the degree of volatility of these rates. The Company conducts its business in the regions of Canada, Asia-Pacific, the United States and Europe, the Middle East and Africa, which gives rise to exposure to markets from changes in foreign currency rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.

At December 31, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $14,554,193 (December 31, 2020 - $8,291,005) and $11,685,160 (December 31, 2020 - $16,398,521), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and USD would impact the net loss for the period by approximately $143,452 (December 31, 2020 - $405,376).

35 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 27 - CSA ACQUISITION

On January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of Construction Systems Associates, Inc. USA. The acquisition was accounted for as a business combination using the acquisition method whereby the assets acquired, and the liabilities assumed were recorded at fair value. At acquisition date the fair values assigned to intangible assets, goodwill and the deferred tax liabilities were measured on a provisional basis and were revised by the Company as additional information was received.

On January 24, 2021, the measurement period for the acquisition ended and there were no further measurement period adjustments during the year ended December 31, 2021. The following table summarizes the final balances of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired and liabilities assumed, and the resulting value of goodwill.

Final
Consideration transferred:
Cash consideration	$703,212
Fair value of common share consideration	2,304,073
Fair value of contingent consideration payable	879,066
Total consideration	$3,886,351

Fair value of assets and liabilities recognized:
Cash	$181,408
Trade and other receivables	262,846
Prepaid expenses and other deposits	13,863
Property and equipment	2,098
Right of use assets	242,894
Intangible - technology	551,880
Intangible - customer relationships	801,540
Accounts payable and accrued liabilities	(168,542)
Short-term loan	(371,610)
Lease liabilities	(242,894)
Deferred tax liabilities	–
Fair value of net assets acquired	$1,273,483
Goodwill	$2,612,868

The fair value of the contingent consideration payable was based on an estimated weighted probability of certain revenue and EBITDA targets being met in the 2-year period following the acquisition date. At December 31, 2021, the Company assessed the fair value of the contingent consideration to be nil as these targets were not met and as such $838,932 was recognized in other income in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 (Note 23).

The Company is required during the measurement period to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period adjustments from acquisition date to the end of the measurement period are reflected above with the cumulative changes increasing goodwill. The impact on net income (loss) of recognizing these adjustments to the provisional amounts as if the accounting had been completed at the acquisition date are limited to a decrease in amortization of intangibles and related foreign currency translation differences.

36 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 28 - KANEPI ACQUISITION

On October 8, 2020, the Company completed its acquisition of all the outstanding and issued common shares of kanepi. kanepi provides advanced visual analytics solutions designed to deliver an immediate and positive impact on the industrial operations of asset intensive industries. The acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired, and the liabilities assumed were recorded at fair value. At acquisition date the fair values assigned to intangible assets, goodwill and the deferred tax liabilities were measured on a provisional basis.

The Company is required during the measurement period to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. On October 8, 2021, the measurement period for the acquisition ended and the following table summarizes the acquisition-date fair value and the final balances of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired and liabilities assumed, and the resulting value of goodwill. The preliminary balances were reported in the consolidated financial statements for the year ended December 31, 2020 and there were no measurement period adjustments.

Final
Consideration transferred:
Cash consideration	$4,657,512
Fair value of common share consideration	5,882,547
Fair value of contingent consideration payable	568,638
Total consideration	$11,108,697

Fair value of assets and liabilities recognized:
Cash	$556,880
Trade and other receivables	598,059
Other current assets	13,149
Property and equipment	1,224
Right of use assets	266,396
Intangible - technology	3,294,309
Intangible - customer relationships	2,632,794
Accounts payable and accrued liabilities	(643,385)
Lease liabilities	(266,396)
Deferred tax liabilities	(1,136,806)
Fair value of net assets acquired	$5,316,224
Goodwill	$5,792,473

The fair value of the contingent consideration payable is based on an estimated weighted probability of certain revenue or customer acquisition targets being met in a two-year period from the acquisition date. At acquisition date and December 31, 2020, the fair value of the contingent consideration was determined to be $568,638 based on estimates of achievement of targets. The fair value of the contingent consideration is determined using a discounted cash flow model at a discount rate of 27%. At December 31, 2021, the Company assessed the likelihood of achievement of the targets and determined the fair value of the contingent consideration decreased by $171,092 and this amount was recognized in other income in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 (Note 17, 23).

37 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 29 - RELATED PARTY TRANSACTIONS

The Company’s related parties includes its subsidiaries and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services that are measured at the amount exchanged.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers and directors.

For the years ended December 31,	2021	2020
Salaries, management and directors’ fees	$1,613,502	$1,683,015
Share-based payments	432,098	628,019
Total	$2,045,600	$2,311,034

Other related party balances and transactions 1

	December 31, 2021	December 31, 2020
Due to principal owner of Agnity [2]	$234,278	$813,023
Due to officer of Company for working capital loan [2]	30,796	33,205
Due to key management personnel [2]	121,852	116,091
Due to Agnity Communications Private Ltd. [3]	1,111,521	1,138,630
Loan due to former shareholder of CSA [4]	335,860	318,428
Amount due to related parties	$1,834,307	$2,419,377
[1]	Unless otherwise noted, all amounts due are unsecured, non-interest bearing and due on demand.
[2]	Included in trade accounts payable and accrued liabilities on the consolidated statements of financial position.
[3]	Associated with consulting services paid to a company partially owned by the principal owner of Agnity. Consulting services were $3,765,201 for the year ended December 31, 2021 (December 31, 2020 - $2,532,550). Balance due included in trade accounts payable and accrued liabilities on the consolidated statements of financial position.
[4]	Included in loans and borrowings (Note 12) on the consolidated statements of financial position.

NOTE 30 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following minimum payments for contractual commitments that are not recognized as liabilities at December 31, 2021, which are disclosed in Note 26(a) - Risk Management, Liquidity Risk.

	Undiscounted Contractual Cash Flows
	<1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Variable lease payments [1]	$396,719	$477,562	$125,275	$12,999	$1,012,555
Lease payments related to leases which have not yet commenced [2]	104,702	2,589,330	2,762,597	12,636,454	18,093,083
	$501,421	$3,066,892	$2,887,872	$12,649,453	$19,105,638

[1]	Variable lease payments associated lease liabilities (Note 8).
[2]	In October 2021, the Company executed a 12-year lease for office space in Calgary, Alberta. Basic rent and estimated common expense payments commence in December 2022, preceded by a fixturing period which the Company will use to build out the space. The Company will receive a tenant improvement allowance which is expected to cover the majority of the costs.
38 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 30 - COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

The Company may be party to legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

NOTE 31 - SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in non-cash working capital
For the years ended December 31, 2021	2021	2020
Trade and other receivables increase	$(3,342,737)	$(2,006,780)
Long-term receivables decrease (increase)	1,682,646	(924,625)
Prepaid expenses and other assets increase	(591,737)	(1,119,123)
Trade payables and accrued liabilities (decrease) increase	(782,561)	2,513,477
Deferred revenue increase	1,045,868	632,839
Decrease in working capital	$(1,988,521)	$(904,212)

b)	Changes in liabilities arising from financing activities
	2021	2020
Balance of loans, borrowings and PPP loans, beginning of year	$14,102,718	$13,973,055
New advances	10,664,916	8,726,766
Repayments of principal	(9,781,554)	(9,011,638)
Repayments of interest	(757,950)	(642,809)
Liability related items
Assumption of loans in business combination	–	371,609
Forgiveness of PPP Loans	(1,835,237)	(124,507)
Finance fees paid	(191,310)	–
Non-cash related items
Accretion of interest and debt issuance costs	869,567	959,058
Loss on debt modification	138,908	–
Foreign exchange and other	5,543	(148,816)
Balance of loans, borrowings and PPP loans, end of year	$13,215,601	$14,102,718

39 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 31 - SUPPLEMENTAL CASH FLOW INFORMATION (continued)

c)	Non-cash investing and financing activities

For the years ended December 31,	2021	2020
Value of shares issued in business combination	$–	$8,186,620
Value of shares issued on conversion of 2021 Debentures (Note 14(b))	14,436,728	–
Value of share issued on conversion of 2019 Debentures	–	50,000
Value of shares issued on AirFusion asset acquisition	–	820,000
Settlement of liabilities through issuance of common shares or RSUs	–	143,002
Non-cash accretion of interest included in finance cost	3,015,294	2,145,706
Non-cash broker warrants compensation (Note 18(b))	294,894	–
Non-cash underwriter warrants compensation (Note 18(b))	162,947	–
Non-cash warrants consideration associated with credit facility	195,066	–
Addition to right-of-use assets	–	599,861
Addition to lease liabilities	–	599,861

NOTE 32 - EVENTS AFTER THE REPORTING PERIOD

a) Financing of Electric Vehicle Development Projects

In conjunction with the Company’s agreements to provide AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in the states of New York and California, on March 28, 2022, a subsidiary of the Company executed a promissory note with the Noteholder in the aggregate principal amount of US$15,000,000 (the “Note”).

Initially US$5,000,000 is available to be funded with the remainder available only after certain corporate tax reorganization work is completed by the Company. The initial principal amount of US$5,000,000 (the “Loan”) was funded on April 1, 2022. The Loan matures on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. The Loan may not be prepaid unless authorized by the lender and is unsecured until certain conditions are met. The Loan contains representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications.

The use of proceeds of is solely for the development of the Company’s EV dealership projects. In addition to the Loan, the Note requires certain income based payments, including sharing on a 50/50% basis, all EV, solar and carbon reduction related tax credits and incentives, be made from the borrower to the lender based on income resulting from this project over the term of the 20-year EV dealership projects. The Note is subject to change of control provisions and right of first refusal provisions for additional financing related to the EV projects.

b) Warrant activity

On February 15, 2022, the Company’s warrants associated with the USD equity offering described in Note 15(b), commenced trading under the symbol MCLDW (Note 1 and 15).

On January 17, 2022, the Company issued warrants to ATB to purchase an equivalent number of common shares of the Company and the warrant liability of $195,066 described in Note 15(c) was derecognized with an offsetting credit to contributed surplus for the value assigned to the warrants.

40 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A.	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries as at December 31, 2021. Control exists over an investee when the Company is exposed, or has rights, to variable returns from its investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. Unless otherwise stated, the subsidiaries have share capital consisting solely of ordinary shares and the proportion of ownership interests held equals the voting rights held by the entity.

Subsidiaries

The Company’s principal subsidiaries include the following entities many of which have 100% ownership in other entities. The Company directly and indirectly owns 100% of all subsidiaries except for the Agnity group of companies. While the Company does not have an ownership interest in the Agnity entities, the Company controls them and as such the financial results are consolidated into the Company’s consolidated financial statements.

	Principle activity	Place of business and operations	Functional currency
mCloud Technologies Corp.	Parent company	Canada	CDN $
mCloud Technologies (USA) Inc.	Operations	United States	USD $
mCloud Technologies (Canada) Inc.	Operations	Canada	CDN $
Field Diagnostic Services, Inc. (“FDSI”)	Operations	United States	USD $
Construction Systems Associates, Inc. ("CSA")	Operations	United States	USD $
mCloud Technologies Services Inc. ("MTS")	Operations	Canada	CDN $
NGRAIN (Canada) Corporation (“NGRAIN”)	Operations	Canada	CDN $
kanepi Group Pty. Ltd.	Operations	Australia	AUD $
kanepi Services Pty. Ltd.	Operations	Australia	AUD $
mCloud Technologies Singapore Pte. Ltd.	Operations	Singapore	SGD $
mCloud Corp (HK) Ltd.	Operations	China	RMB ¥
mCloud Technologies (Saudi Arabia)	Operations	Saudi Arabia	SAR $
Agnity Global, Inc. (“Agnity”)	Operations	United States	USD $
Agnity Communications, Inc. (“ACI”)	Operations	United Stated	USD $
Agnity Healthcare, Inc. (“AHI”)	Operations	United States	USD $

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in net income (loss). Any interest retained by the former subsidiary is measured at fair value when control is lost.

All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

41 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

A.	Basis of Consolidation (continued)

Non-controlling interests

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. Non-controlling interests, presented as part of equity, represent the portion of a subsidiary's profit or loss and net assets that is not attributable to the common shareholders of the Company. The entire portion of the Agnity operations is a non-controlling interest. The interests of the non-controlling shareholders are initially measured at either fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. Any subsequent income/loss, dividends and foreign translation adjustments attributable to the non-controlling interests is recognized as part of the non-controlling interests’ income or equity. When changes in ownership interests are disproportionate to cumulative contributions, distributions and income (loss) allocations, non-controlling interest are adjusted through direct charges to equity. The Company attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Business combinations

Acquisitions of subsidiaries and assets that meet the definition of a business under IFRS are accounted for using the acquisition method. The consideration transferred in the acquisition is measured at acquisition date fair value. The identifiable assets acquired and liabilities assumed that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Any excess consideration over the fair value of the identifiable net assets is recognized as goodwill. Acquisition-related costs, other than those associated with the issuance of debt or equity, are recognized in profit or loss as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date up to a maximum of one year.

Any contingent consideration is measured at fair value at the acquisition date. If contingent consideration that meets the definition of a financial instrument is classified as equity, it is not remeasured and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured at fair value at each reporting date with changes in fair value recognized in profit or loss.

B.	Foreign currency

Functional currency is the currency of the primary economic environment in which an entity operates. The functional currency of the parent company and its material subsidiaries are presented in the table in Note 33(A). These consolidated financial statements are presented in Canadian dollars.

Foreign currency transactions. In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

Presentation currency translations. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and accumulated in equity (attributed to non-controlling interests as appropriate).

42 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

C.	Revenue recognition

The Company’s revenues are derived from the sales of perpetual software licenses, subscriptions to AssetCare, installation and engineering services, hardware and post contract support and maintenance (“PCS”).

Revenue from the sale of hardware and perpetual software licenses is recognized at the point in time when control is transferred to the customer, generally upon delivery at the customer’s location.

Installation services involve the installation and implementation of energy efficient hardware, perpetual software licenses and IoT connections which feed information to the AssetCare platform. Engineering services include consulting, implementation and integration services entered into either on a time and materials basis or fixed fee basis. Revenue from installation and engineering services is recognized overtime, using an input method based on direct labour hours to measure progress towards complete satisfaction of the service.

Revenues from PCS and subscriptions to the AssetCare platform are recognized ratably overtime over the term of the PCS or subscription. Any amounts received for which performance obligations have not been completed are recognized as deferred revenue.

The Company’s contracts often include a number of promised goods or services, which are typically distinct from other performance obligations, and are therefore accounted for separately. A good or service is distinct if the customer can benefit from it on its own or together with other readily available resources, and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer.

In determining the transaction price of a contract with a customer, the Company considers the effects of variable consideration, existence of a significant financing component, non-cash consideration, and any consideration payable to the customer. The total transaction price is allocated to each performance obligation on a relative stand-alone selling price (“SSP”) basis, representing the selling price as if it was sold separately. This is a formal process involving judgement which could impact the timing of recognized revenue.

In most cases, the SSP is based on observable data. Where possible, a narrow SSP range for each product and service is established and this range is assessed on a periodic basis or when material changes in facts and circumstances warrant a review. If the SSP is not directly observable, the amount is estimated using either the expected cost plus a margin or residual approach. The SSP for perpetual software licenses is highly variable and therefore the Company applies the residual approach, which determines the SSP by subtracting the SSP of hardware, installation and other services in the contract from the total transaction price.

Long-term contracts

The Company enters into multi-year contracts with some customers for goods and services. Under the terms of these contracts, the customer is billed an equal monthly amount over the term of the contract. Revenue is recognized as performance obligations are completed, generally with a significant portion of the transaction price being recognized at the beginning of the contract based on the calculated SSP for performance obligations that are satisfied at the point in time at which goods are delivered to customers. The remainder of the revenue is recognized over the life of the contract over time or as services are completed.

D.	Financial Instruments

i. Recognition and initial measurement

On initial recognition, all financial assets and liabilities are classified and recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”).

Cash and bank indebtedness

Cash is held in bank accounts. The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Bank indebtedness consists of bank overdrafts and draws from the credit facility account repayable on demand for cash management purposes.

43 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ii. Classification and subsequent measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income; or fair value through profit or loss, depending on the business model in which a financial asset is managed and its contractual cash flow characteristics. Financial assets that do not meet the below classifications are classified as fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial Liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative, or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in net income (loss).

When a financial liability is non-substantially modified, a gain or loss is recognized into net income (loss). The gain or loss is calculated at the date of modification as the difference between the remaining original contractual cash flows and the modified cash flows both discounted at the original effective interest rate. Any costs associated with the modified loan is added to the loan carrying amount and amortized over the remaining modified loan term. The carrying amount of the loan is revised to reflect the new cash outflows at the date of modification.

iii. Derecognition of financial assets and liabilities

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Company transfers the rights to receive the contractual cash flow in a transaction in which substantially all the risks and rewards of ownership have been transferred.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non- cash assets transferred or liabilities assumed) is recognized in net income (loss).

iv.	Impairment of non-derivative financial assets

The Company applies an expected credit loss (“ECL”) impairment model, which applies to financial assets measured at amortized cost, contract assets, lease receivables, and financial guarantee contracts. The ECL model results in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. Except for trade receivables, the ECL model requires the recognition of credit losses based on 12 months of expected losses for financial assets and the recognition of lifetime expected losses on financial assets that have experienced a significant increase in credit risk since origination or which are considered credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. ECL’s are probability-weighted estimates of credit losses. Credit losses are measured as the present value of all cash shortfalls representing the difference between the cash flows due to the entity in accordance with the contract and the cash flow an entity expects to receive. The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECL’s.

44 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

iv.	Impairment of non-derivative financial assets (continued)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information analysis, based on the Company's historical experience and including forward looking information. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a portion or the full amount. The Company assesses the timing of write-offs based on whether there is a reasonable expectation of recovery. Impairment losses related to trade and other receivables are presented within general and administrative expenses.

E.	Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Life
Computer equipment	2 -5 years
Office furniture and equipment	7 years
Leasehold improvements	lesser of useful lives or lease term

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

F.	Intangible assets and goodwill

Intangible assets

Intangible assets acquired separately

Intangible assets patents and trademarks, customer relationships and technology, all of which have a finite life. Intangible assets acquired separately are measured on initial recognition at cost and intangible assets acquired in a business combination are recognized at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and intangible assets are recognized in profit or loss as incurred.

Intangible assets are amortized over their estimated useful lives, on a straight-line basis, as follows:

Life
Patents and trademarks	5 - 15 years
Customer relationships	5 - 20 years
Technology	5 years

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if required on a prospective basis.

45 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

F.	Intangible assets and goodwill (continued)

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Internally generated intangible assets

Expenditures on research activities are recognized as an expense in the period in which they were incurred.

Internally-generated intangible assets arising from development or from the development phase of an internal project are recognized if all of the following factors have been demonstrated:

•	Technical feasibility of completing the intangible asset results in the intangible asset being available for use or sale;
•	There is an intention to complete the intangible asset and use or sell it;
•	There is an ability to use or sell the intangible asset;
•	Evidence to suggest how the intangible asset will generate probable future economic benefits;
•	There is availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and,
•	An ability to reliably measure the expenditure(s) attributable to the intangible asset during its development exists.

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Where no internally-generated intangible asset can be recognized, development expenditures are recognized in profit or loss in the period in which it is incurred.

Goodwill

Goodwill, representing the excess of the consideration paid for entities acquired over the fair values of the assets acquired and liabilities assumed, is initially measured at cost and is not amortized. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is tested annually for impairment.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies of the business combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the cash generating unit. The recoverable amount is the greater of an asset’s fair value less costs of disposal or its value in use. In determining fair value less costs of disposal, recent market transactions are considered or an appropriate valuation model is used. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of loss on comprehensive loss. Goodwill impairments are not reversed. Management evaluates goodwill for impairment annually as of December 31 unless impairment indicators exist at another reporting date. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Impairment of non-financial assets

The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with an indefinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. To assess value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal recent market transactions are considered or an appropriate valuation model is used.

46 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

G.	Impairment of non-financial assets (continued)

To assess impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Leases
i.	Recognition and initial measurement as a lessee

At the commencement date of a lease, the Company recognizes a right-of-use asset and a lease liability for all leases except leases of low-value assets and leases with a duration of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company determines whether, throughout the period of use, it has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

Lease liabilities are initially measured at the present value of unpaid lease payments at the commencement date of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate (such as CPI), initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Company under residual value guarantees;
•	exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the Company exercising an option to terminate the lease.

Variable rent payments that are not based on an index or rate, including additional rent for operating costs and taxes and non-recoverable goods and services tax, are recognized as rent expense, within general and administrative expense or direct costs, as incurred. Lease payments for short-term leases and leases of low-value assets are recognized as rent expense on a straight-line basis over the lease term.

Right-of-use assets are initially measured at cost comprised of the initial lease liability adjusted for any lease payments made at or before commencement of the lease, plus initial direct costs incurred less lease incentives received.

ii.	Classification and subsequent measurement as a lessee

Subsequent to the commencement date of the lease, the lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured by discounting the revised lease payments using a revised discount rate when there is a change in the lease term or there is a change in the assessment of an option to purchase the underlying asset. The lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate when there is a change in the amounts expected to be payable under a residual value guarantee or there is a change in future lease payments resulting from a change in an index or a rate used to determine variable payments. Upon remeasurement of a lease liability, a corresponding adjustment to the right-of-use asset is recognized.

Subsequent to the commencement date of the lease, the Company measures the right-of-use asset at cost, less accumulated depreciation, and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability.

47 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

H.	Leases (continued)

The right-of-use asset is depreciated using the straight-line method from the commencement date of the lease to the earlier of the end of the useful life of the underlying asset and the end of the lease term. The Company assesses its right-of-use assets for impairment and accounts for identified impairment losses similar to its assessment of impairment on other property and equipment.

Refundable security deposits are classified as financial assets measured at amortized cost and included in current other receivables or other non-current assets. Tenant improvement allowances are recognized as a reduction in the costs of the associated leasehold improvement assets.

The Company has taken the practical expedient not to assess whether rent concessions arising as a result of COVID-19 are lease modifications. These rent concessions are in the form of rent deferrals and there is no change to the amount recognized in profit or loss as a result of these changes.

I.	Government grants

Government grants are assistance by government agencies in the form of transfers of resources to an entity in return for past or future compliance with certain conditions related to the operating activities of the entity. Government grants are recognized where there is reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. Government grants related to costs are deferred, if applicable, and recognized gross in profit or loss on a systematic basis in the periods in which the expenses are recognized. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Government loans are analyzed to determine whether they qualify as grants or are required to be treated as financial liabilities.

J.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. Provisions are measured using managements best estimate as to the outcomes, based on known facts, risks and uncertainties at the reporting date.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote.

K.	Share related items

Stock options

The Company grants stock options to employees, directors, officers, and consultants. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest. Stock options granted to non-employees are measured at the fair value of the goods or services received except where the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted. The fair value of the share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with stock options.

The fair value of options is determined using the Black-Scholes option pricing model which incorporates all the market vesting conditions. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in net loss such that the cumulative expense reflects the revised estimate. Upon exercise of stock options, consideration received on exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.

48 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

K.	Share related items (continued)

Restricted share units

The Company grants RSU’s to directors, employees and consultants which are measured at fair value based on the closing price of the Company’s common shares for the day preceding the date of the grant. The fair value of the grant is recognized as a share-based payment expense over the vesting period with a corresponding charge to contributed surplus. Common shares of the Company are issued on exercise by the holder of vested RSU’s.

Warrants issued as consideration for services

In certain circumstances, the Company issues warrants as consideration for services provided generally in conjunction with debt or equity financings. Where identifiable services are not reliability measured the services are measured with reference to the fair value of the equity instruments issued using the Black-Scholes model. The measurement date is when the entity obtains the goods or is provided the services and the warrants are not remeasured thereafter.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to the common shareholders of the Company by the weighted average number of common shares outstanding during the respective reporting periods. Where a loss is reported, diluted loss per share is the same as basic loss per shares as all potential equity instruments are anti-dilutive and not included in the calculation.

L.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date or, in its absence, the most advantageous market to which the group has access at that date. Several of the company's accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Company uses the fair value hierarchy to classify the significance of inputs to valuation techniques used in making fair value measurements of financial assets and liabilities. The categories are:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date;
•	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 inputs are unobservable inputs for the asset or liability.

When one level one input is available the Company measures the fair value of the instrument using the quoted price in an active market for that instrument (Level 1). A market is regarded as active if transactions for the asset or a liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the group uses valuation techniques that maximize the use of relevant observable inputs and minimizes the use of unobservable inputs (Level 2 or Level 3). The chosen valuation technique incorporates all the factors that market participants would consider in pricing a transaction.

M.	Convertible debentures

Convertible debentures are accounted for depending on the terms of the contract. The fair value of the debentures are allocated into components parts, which may include separate host debt, embedded derivative(s) and/or equity components based on the terms of the contract. Where the fair value of the financial instrument is different than the transaction price then the measurement is dependent on whether the fair value was determined based on a valuation technique that only uses data from observable markets (Level 1 input) or otherwise. For compound financial instruments such as the 2019 Debentures where there is a liability and equity component, on issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument.

The proceeds are allocated to the liability component first with the remainder of the proceeds allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent periods.

49 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

M.	Convertible debentures (continued)

For the majority of the 2021 Debentures, the fair value of the financial instruments was greater than the transaction price. The residual is treated as a deferred amount and recognized similar to fair value adjustments on derivatives. For hybrid financial instruments such as the 2021 Debentures where there is a liability and embedded derivative component, the fair value of the embedded derivative is determined first with the residual of the total fair value for the instrument allocated to the host debt. The host debt (liability), net of transaction costs, is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption.

Transaction costs are apportioned between each component of the convertible debentures based on a percentage of proceeds when the instruments are initially recognized. Transaction costs attributable to the liability and equity components are offset against the respective balances with transaction costs attributable to embedded derivatives directly expensed.

N.	Warrant liabilities

Warrants issued where the number of common shares to be issued or the value of the common shares varies as they are denominated in a foreign currency are classified as derivative financial liabilities. The derivative warrant liability is measured at fair value with changes in fair value recognized in the consolidated statements of loss at the end of each reporting period.

O.	Income taxes and deferred taxation

Income tax expense of the Company represents current tax and deferred tax.

The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Taxable profit differs from profit as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the difference can be utilized. Deferred tax assets and liabilities are offset when the Company has a legally enforceable right to offset current assets and liabilities. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

When there is uncertainty concerning the Company’s filing position regarding the tax bases of assets or liabilities, the taxability of certain transactions or other tax-related assumptions, then the Company: (a) considers whether uncertain tax treatments should be considered separately, or as a group, based on which approach provides better predictions of the resolution; (b) determines if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainly based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. Companies are to assume in making this measurement that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when making those examinations.

50 | Notes to the Consolidated Financial Statements

mCloud Technologies Corp.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars except otherwise noted)

NOTE 33 - SIGNIFICANT ACCOUNTING POLICIES (continued)

P.	Accounting standards development
(a)	Application of new and revised IFRSs

The Company did not apply any new standards or amendments for the year ended December 31, 2021.

(b)	New accounting standards, interpretations and amendments not yet effective

There are a number of new accounting standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that are not expected to have a material impact on the Company in the year of adoption and as such are not included here.

In February 2021, the IASB issued amendments to two existing accounting standards regarding accounting estimates and accounting policies. The amendments issued were Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), which helps preparers determine which accounting policies to disclose in their financial statements, and Definition of Accounting Estimates (Amendment to IAS 8) which helps entities to distinguish between accounting policies and accounting estimates. These amendments are applicable starting January 1, 2023 with early adoption permitted and are not expected to have a material impact on the Company.

51 | Notes to the Consolidated Financial Statements

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com